UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

VNUS MEDICAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928566108

(CUSIP Number)

John H. Masterson

Senior Vice President and General Counsel

Covidien

15 Hampshire Street, Mansfield, Massachusetts 02048

(508) 261-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Keith Higgins

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

May 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928566108	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Covidien Ltd. 98-0518045
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,358,401
9. Sole Dispositive Power
10. Shared Dispositive Power 1,358,401

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 928566108	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Covidien International Finance S.A. 98-0518567
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,358,401
9. Sole Dispositive Power
10. Shared Dispositive Power 1,358,401

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 928566108	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Covidien Group S.a.r.l. 98-0202595
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,358,401
9. Sole Dispositive Power
10. Shared Dispositive Power 1,358,401

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 928566108	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Covidien Delaware Corp. 27-0158155
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,358,401
9. Sole Dispositive Power
10. Shared Dispositive Power 1,358,401

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,358,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) CO

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the Common Stock, $0.001 par value per share of VNUS Medical Technologies Inc., (“VNUS”), a Delaware corporation. The principal executive offices of VNUS are located at 5799 Fontanoso Way, San Jose, CA 95138.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is being jointly filed by Covidien Ltd., Covidien International Finance S.A., Covidien Group S.a.r.l. and Covidien Delaware Corp. (the “Reporting Persons”) pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended (the “Act”). Set forth below is certain information with respect to each Reporting Person.

Covidien Ltd.

Covidien Ltd., a Bermuda corporation, is a publicly held, global healthcare company focused on the development, manufacture and sale of healthcare products for use in clinical and home settings. Covidien Ltd. operates its businesses through four segments: Medical Devices, Imaging Solutions, Pharmaceutical Products and Medical Supplies. Covidien Ltd.’s principal place of business and principal office is located at Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland.

To the best of the knowledge Covidien Ltd. as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director, executive officer, of Covidien Ltd.:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Covidien Ltd. nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As disclosed in its filings with the Securities and Exchange Commission, Covidien Ltd. is holding a special meeting of shareholders on May 28, 2009. At this special meeting, shareholders will consider, among other things, a proposal to approve a reorganization transaction whereby Covidien plc, an Irish company, will become the publicly-traded parent of Covidien Ltd. If approved, the transaction is expected to close on June 4, 2009. Upon completion of the reorganization, the directors and executive officers of Covidien Ltd. will be the directors and executive officers of Covidien plc.

Covidien International Finance S.A. (“CIFSA”)

CIFSA, a Luxembourg corporation, is a wholly-owned subsidiary of Covidien Ltd. CIFSA is a holding company established in December 2006 to directly and indirectly own substantially all of the operating subsidiaries of Covidien Ltd., to issue the notes and to perform treasury operations for Covidien Ltd.. Otherwise, CIFSA conducts no independent business. CIFSA’s principal place of business and principal office is located at 3b Bld Prince Henri, L-1724, Luxembourg.

To the best of the knowledge CIFSA as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director of CIFSA:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither CIFSA nor, to the best of its knowledge, any of its directors has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The managing directors of CIFSA are the functional equivalents of executive officers.

Covidien Group S.a.r.l. (“Covidien Group”)

Covidien Group is a company duly formed under the laws of Luxembourg. Covidien Group is a wholly-owned subsidiary of CIFSA and owns several operating subsidiaries of Covidien Ltd. Covidien Group’s principal place of business and principal office is located at 3b Bld Prince Henri, L-1724, Luxembourg.

To the best of the knowledge Covidien Group as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each manager of Covidien Group:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Covidien Group nor, to the best of its knowledge, any of its managers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The managers of Covidien Group are the functional equivalents of directors and the general managers of Covidien Group are the functional equivalents of executive officers.

Covidien Delaware Corp. (“Covidien DE”)

Covidien DE, a Delaware corporation, is a direct wholly-owned subsidiary of Covidien Group and has not conducted any business other than in respect to the potential acquisition of all outstanding capital stock of VNUS. Covidien DE’s principal place of business and principal office is 15 Hampshire Street, Mansfield, MA 02048.

To the best of Covidien DE’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Covidien DE:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, neither Covidien DE nor, to the best of its knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 7, 2009, Covidien Group, Covidien DE and VNUS entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Covidien DE will commence a tender offer (the “Offer”) to acquire (i) all of the issued and outstanding common stock, $0.001 par value per share, of VNUS (the “Shares”), at $29.00 per share, net to the seller, in cash for each outstanding Share (the “Offer Price”) less any applicable withholding taxes and without payment of interest, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, Covidien DE will merge with and into VNUS (the “Merger”), whereupon Covidien DE’s separate corporate existence will cease and VNUS will continue as the surviving corporation and as a wholly owned subsidiary of Covidien Group.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Covidien Group and Covidien DE entered into Tender and Voting Agreements (each, a “Tender and Voting Agreement”), dated as of the date of the Merger Agreement, with each of Brian Farley, W. James Fitzsimmons, Lori M. Robson, Edward W. Unkart, Michael J. Coyle, Gregory T. Schiffman, Peter Osborne, Kirti Kamdar, Mohan Sancheti, Mark Saxton, William A. Franklin, Jr., Donald Todd, Guido Smeets and Scott Murcray (each, a “Stockholder” and, collectively, the “Stockholders”). Pursuant to the Tender and Voting Agreements, each Stockholder has severally agreed to tender in the Offer any Shares owned of record by Stockholder or for which Stockholder has sole dispositive power, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms. As of May 13, 2009, the Tender and Voting Agreements covered 209,091 Shares, options to purchase 810,765 Shares and 338,545 Shares underlying restricted stock units, totaling approximately 7.8% of the Shares then outstanding on a fully diluted basis (assuming exercise of all options and full vesting of all restricted stock units held by the Stockholders).

Pursuant to the Tender and Voting Agreements, each Stockholder has irrevocably appointed Covidien Group as proxy for the Stockholder to vote all Shares as to which such Stockholder has voting power and in Stockholder’s name, place and stead, at any annual, special or other meeting or action of the shareholders of VNUS, as applicable, or at any adjournment thereof, whether before or after the time at which Covidien DE first accepts any Shares for payment pursuant to the Offer, solely for the adoption of the Merger Agreement. Additionally, each Stockholder has granted Covidien Group an irrevocable option (the “Purchase Option”) to purchase all right, title and interest of Stockholder in and to Stockholder’s Shares and securities exchangeable, exercisable or convertible into Shares, with a price per share equal to the Offer Price. Covidien Group may exercise the Purchase Option in whole, but not in part, if, but only if, (a) Covidien DE has acquired Shares pursuant to the Offer and (b) Stockholder has failed to tender into the Offer any Shares or has withdrawn the tender of any Shares into the Offer in breach of Stockholder’s respective Tender and Voting Agreement. Covidien Group may exercise the Purchase Option at any time within the 60 days following the date when such Purchase Option becomes exercisable.

Shared dispositive power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Tender and Voting Agreements. Covidien Group has not expended any funds in connection with the execution of the Tender and Voting Agreements, except for the transaction expenses (funded from Covidien Group’s working capital) otherwise to be incurred in connection with the Offer and the Merger.

Covidien Group and Covidien DE estimate that, if Covidien DE acquires all of the Shares (on a fully-diluted basis) pursuant to the Offer, the total cash amount required to purchase such shares and to cover estimated fees and expenses will be approximately U.S. $530 million. Covidien Group or one of its affiliates will provide all funding required by Covidien DE in connection with the Offer from cash on hand.

A copy of the Merger Agreement is attached as Exhibit 2 to this Schedule 13D. A form of the Tender and Voting Agreement is included as Annex II to the Merger Agreement. References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender and Voting Agreement included as Exhibit 2 to this Schedule 13D and which are incorporated herein in their entirety by this reference. The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the Tender and Voting Agreements, and the purpose of the Offer, is to enable Covidien Group and Covidien DE to acquire control of, and ultimately the entire equity interest in, VNUS. The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the expiration date that number of Shares which represents a majority of the issued and outstanding Shares then outstanding on a fully diluted basis (which, for purposes of such calculation, includes all Shares underlying restricted stock units and Shares that VNUS may be required to issue pursuant to options that are outstanding at that date, regardless of the exercise price, the vesting schedule or other terms and conditions thereof), and (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. Subject to the terms of the Merger Agreement and applicable law, Covidien DE reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited in the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by VNUS at or prior to the expiration of the Offer.

Pursuant to the Merger Agreement, VNUS has granted Covidien DE an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to a number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Covidien DE or Covidien Group at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares (determined on a “fully diluted basis” (which, for purposes of such calculation, includes all Shares underlying restricted stock units and Shares that VNUS may be required to issue pursuant to options that are outstanding at that date, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)). However, the Top-Up Option is not exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time Covidien DE accepts the Shares in the Offer or after a subsequent offering period, 80% or more of the Shares will be directly or indirectly owned by Covidien DE or Covidien Group. Covidien DE may exercise the Top-Up Option once at any time following the time at which Covidien DE first accepts any Shares for payment pursuant to the Offer. The purpose of this provision is to facilitate a short-form merger following completion of the Offer.

If the conditions of the Offer are satisfied or waived and Covidien DE takes up and pays for any Shares validly deposited under the Offer, Covidien DE intends to acquire any Shares not deposited under the Offer through a merger under Delaware General Corporation Law, or through a subsequent offering period, in each case for cash consideration per Share equal to the Offer Price. The exact timing and details of any such transaction will depend upon a number of factors, including the number of Shares acquired pursuant to the Offer. Although Covidien DE intends to effect such a transaction generally on the terms described herein, it is possible that, as a result of delays in Covidien DE’s ability to effect such a transaction, information subsequently obtained by the Reporting Persons, changes in general economic or market conditions or in the business of VNUS, or other currently unforeseen circumstances, such a transaction may be delayed or abandoned or may be proposed on different terms.

The Merger Agreement provides that, upon the payment by Covidien DE for any Shares accepted by Covidien DE for payment pursuant to the Offer, which Shares represent at least a majority of the issued and outstanding Shares pursuant to the Offer, Covidien Group will be entitled to designate a number of directors on the VNUS board of directors as will give Covidien Group representation on the VNUS board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on the VNUS board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (I) such number of Shares so accepted for payment and paid for by Covidien DE plus the number of Shares otherwise owned by Covidien Group, Covidien DE or any other subsidiary of Covidien Group bears to (II) the number of such Shares outstanding, and VNUS will, at such time, cause Covidien Group’s designees to be so elected. At such time, VNUS will, upon Covidien Group’s request, also cause persons elected or designated by Covidien Group to constitute the same percentage (rounded up to the next whole number) as is on the VNUS board of directors of (i) each committee of the VNUS board of directors, (ii) each board of directors (or similar body) of each of the VNUS subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which Shares are listed. Subject to applicable law, VNUS will take all action requested by Covidien Group necessary to effect any such election. In connection with the foregoing, VNUS will promptly, at the option of Covidien DE, either increase the size of the VNUS board of directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Covidien DE’s designees to be elected or appointed to the VNUS board of directors as provided above.

The Merger Agreement provides that from the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, VNUS will, except to the extent that Covidien Group otherwise consents in writing and except as otherwise expressly provided in the Merger Agreement, carry on its business in the ordinary course, in substantially the same manner as it was conducted prior to signing the Merger Agreement. Without limiting the generality of the foregoing, without the prior written consent of Covidien Group (such consent not to be unreasonably withheld, conditioned or delayed) and except as otherwise specifically provided in, or in furtherance of any action permitted to be taken by, the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, VNUS has agreed to (1) except for actions taken in the ordinary course of business consistent with past practices, use its commercially reasonable efforts to preserve intact and keep available the services of present employees of VNUS and its subsidiaries; (2) use commercially reasonable efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement; (3) use commercially reasonable efforts to preserve the business of VNUS, to develop, commercialize and pursue regulatory approvals for its product candidates and products and to advertise, promote and market its products, and use commercially reasonable efforts to keep its properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of its business on a basis consistent with past practice; (4) use commercially reasonable efforts to preserve and protect its intellectual property; (5) use commercially reasonable efforts with respect to outstanding options and restricted stock to effectuate the terms of the Merger Agreement; (6) notify and consult with Covidien Group promptly (A) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity, and (B) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs; (7) advise Covidien Group orally and in writing of any change or event that would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement); (8) not sell or transfer, or mortgage, pledge, lease, license or otherwise encumber any of its assets, including the proprietary rights owned by VNUS, other than sales, transfers, mortgages, pledges, leases, licenses or other encumbrances in the ordinary course of business and in amounts not exceeding, in the aggregate, $250,000; (9) not incur any indebtedness for borrowed money in excess of $250,000 in the aggregate or incur any obligation or liability or enter into any contract or commitment involving potential payments to or by VNUS or any of its subsidiaries, other than in the ordinary course of business consistent with past practice, in an amount aggregating in excess of $500,000; (10) not change the compensation payable to any officer, director, employee, agent or consultant, or enter into any employment, severance, retention or other agreement or arrangement with any officer, director, employee, agent or consultant of VNUS or any of its subsidiaries, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan or otherwise, except (A), in each case, as required by law or in accordance with existing agreements disclosed by VNUS in the disclosure schedule and (B), in the case of compensation for employees, agents or consultants who are not officers or directors, in the ordinary course of business consistent with past practice; or make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise; (11) not make any change in the number of shares of its capital stock authorized, issued or outstanding or grant or accelerate the exercisability of any option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, declare or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock; provided, however, the foregoing limitations does not apply in connection with (A) the payment (in cash) of any dividends required to made under the Company’s certificate of incorporation, as in effect on the date hereof and (B) the conversion or exercise of convertible securities outstanding on the date of the Merger Agreement, including, without limitation, the issuance of Shares upon the exercise of VNUS stock options; (12) not cause, permit or propose any amendments to the certificate of incorporation or bylaws of VNUS or any of its subsidiaries or elect or appoint any new officers; (13) not make, or permit to be made, any material acquisition, lease, investment, or capital contribution outside the ordinary course of business consistent with past practice; (14) not authorize any single capital expenditure in excess of $250,000 or capital expenditures which in the aggregate exceed $750,000; (15) except as may be required as a result of a change in law or in generally accepted accounting principles, not change any of the accounting practices or principles used by it; (16) not make, revise or amend any material tax election or settle or compromise any material federal, state, local or non-U.S. tax audit or proceeding, change any annual tax accounting period, change any material method of tax accounting, enter into any closing agreement relating to any material tax, file any amended material tax return, prepare or file any material tax return in a manner inconsistent with past practice, surrender any right to claim a material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment; (17) not commence, settle or compromise any pending or threatened suit, action or claim which (A) is material to the business of VNUS and its subsidiaries, taken as a whole, or otherwise involves the payment by VNUS of more than $500,000 in the aggregate, for all suits, actions or claims (B) would involve restrictions on the business activities of the VNUS or its subsidiaries or (C) would involve the issuance of its securities; (18) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of VNUS or any of its subsidiaries (other than the Offer and Merger); or take any action to render inapplicable, or to exempt any person from the provisions of the DGCL or any other law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock; (19) not pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the balance sheet VNUS has submitted to Covidien DE and Covidien Group or incurred in the ordinary course of business since the date of the balance sheet VNUS has submitted to Covidien DE and Covidien Group; (20) not make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of VNUS or customary advances to employees for travel and business expenses in the ordinary course of business); (21) not effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 or effectuate any similar action under any foreign law; (22) except as contemplated in the Merger Agreement, not enter into or modify, or permit any of its subsidiaries to enter into or modify, any material license, development, research, or collaboration agreement, lease or other similar contract with any other person; (23) not modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which it is a party; and (24) not authorize or commit or agree, in writing or otherwise, to take, any of the foregoing actions.

Following completion of the Offer and the Merger, the Reporting Persons intend to operate the VNUS business through one or more subsidiaries of Covidien Ltd. under the direction of Covidien Ltd.’s management. The Reporting Persons intend to continue to review the business, operations, capitalization and management of VNUS. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

After Covidien DE purchases the Shares pursuant to the Offer, Covidien Group may appoint its representatives to the VNUS board of directors in proportion to its ownership of the outstanding Shares, as described above. Prior to the effective time of the Merger, VNUS shall cause its Directors, other than the designees of Covidien DE or Covidien Group, to execute and deliver a letter effectuating his or her resignation as a director of VNUS upon the Effective Time

If permitted by applicable law, subsequent to the completion of the Offer and a short-form merger or any subsequent offering period, if necessary, the Reporting Persons intend to delist the Shares from The Nasdaq Global Market.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the issuer;

f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a)	As of the date hereof, the Reporting Persons own no Shares. For purposes of Rule 13d-3 under the Exchange Act, however, as a result of entering into the Tender and Voting Agreements, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 1,358,401 Shares, representing approximately 7.8% of the fully diluted outstanding Shares as of May 13, 2009 (assuming exercise of all options and full vesting of all restricted stock units held by Stockholders). The Reporting Persons and the other persons listed on Schedule I hereto, however, disclaim beneficial ownership of such Shares, and this statement shall not be construed as an admission that any of the Reporting Persons or those listed on Schedule I hereto is the beneficial owner for any purpose of the Shares covered by this 13D disclosure.

Except as set forth in this Schedule 13D, (1) to the best of Covidien Ltd.’s knowledge as of the date hereof, neither Covidien Ltd. nor any of its directors and executive officers named in Schedule I hereto owns any Shares, (2) to the best of CIFSA’s knowledge as of the date hereof, neither CIFSA nor any of its directors and executive officers named in Schedule I hereto owns any Shares, (3) to the best of Covidien Group’s knowledge as of the date hereof, neither Covidien Group nor any of its directors and executive officers named in Schedule I hereto owns any Shares, and (4) to the best of Covidien DE’s knowledge as of the date hereof, neither Covidien DE nor any of its directors and executive officers named in Schedule I hereto owns any Shares.

b)	Prior to May 7, 2009, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon execution of the Tender and Voting Agreements, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of Shares, because pursuant to the Tender and Voting Agreements, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 1,358,401 Shares, representing approximately 7.8% of the fully diluted outstanding Shares (assuming exercise of all options and full vesting of all restricted stock units held by Stockholders). Upon the consummation of the Offer, the Reporting Persons would have sole voting and investment power over such Shares.

c)	Except for the transactions described herein, (1) to the best of Covidien Ltd.’s knowledge as of the date hereof, neither Covidien Ltd. nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days, (2) to the best of CIFSA’s knowledge as of the date hereof, neither CIFSA nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days, (3) to the best of Covidien Group’s knowledge as of the date hereof, neither Covidien Group nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days and (4) to the best of Covidien DE’s knowledge as of the date hereof, neither Covidien DE nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days.

d)

Other than the Stockholders identified in Item 3 party to the Tender and Voting Agreements in the form of Annex II to Exhibit 2 to this Schedule 13D and incorporated herein by reference, (1) to the best of Covidien Ltd.’s knowledge as of the date hereof, neither Covidien Ltd. nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Covidien Ltd., (2) to the best of CIFSA’s knowledge as of the date hereof, neither CIFSA nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by CIFSA, (3) to the best of Covidien Group’s knowledge as of the date hereof, neither Covidien Group nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any

Shares beneficially owned by Covidien Group, and (4) to the best of Covidien DE’s knowledge as of the date hereof, neither Covidien DE nor any of its directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Covidien DE.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on May 7, 2009, Covidien Group and Covidien DE entered into the Tender and Voting Agreements with the Stockholders. During the term of the Tender and Voting Agreement, except as otherwise provided therein, each Stockholder agreed not to: (A) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Shares, or agree to do any of the foregoing; (B) take any action which would have the effect of preventing or disabling a Stockholder from performing its obligations under the Tender and Voting Agreement; and (C) subject to certain covenants in the Merger Agreement that are applicable to VNUS, directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined in the Merger Agreement), (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than Covidien Group or any of its affiliates or Representatives) relating to any Acquisition Proposal. Each Stockholder further agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any such other parties conducted heretofore with respect to any of the foregoing and to notify Covidien Group immediately if any party contacts the Stockholder following the date of the Tender and Voting Agreement (other than Covidien DE or Covidien Group) concerning any acquisition proposal or any other sale, transfer, pledge or other disposition or conversion of any Shares.

Except for the agreements described above, to the knowledge of Covidien Group and Covidien DE, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of VNUS, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and the Form of Tender and Voting Agreements included as Exhibit 2 to this Schedule 13D and which is incorporated herein in its entirety by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description
1	Joint Filing Agreement, between Covidien Ltd., Covidien International Finance S.A., Covidien Group S.a.r.l. and Covidien Delaware Corp., dated May 15, 2009.

2	Agreement and Plan of Merger, by and among Covidien Group S.a.r.l., Covidien Delaware Corp., and VNUS Medical Technologies, Inc., dated May 7, 2009.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 15, 2009

COVIDIEN LTD.

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

COVIDIEN INTERNATIONAL FINANCE S.A.

By:	/s/ Michelangelo F. Stefani
Name:	Michelangelo F. Stefani
Title:	Managing Director

COVIDIEN GROUP S.A.R.L.

By:	/s/ Michelangelo F. Stefani
Name:	Michelangelo F. Stefani
Title:	General Manager

COVIDIEN DELAWARE CORP.

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the beneficial ownership of Common Stock, $0.001 par value per share, of VNUS Medical Technologies, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 15, 2009

COVIDIEN LTD.

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

COVIDIEN INTERNATIONAL FINANCE S.A.

By:	/s/ Michelangelo F. Stefani
Name:	Michelangelo F. Stefani
Title:	Managing Director

COVIDIEN GROUP S.A.R.L.

By:	/s/ Michelangelo F. Stefani
Name:	Michelangelo F. Stefani
Title:	General Manager

COVIDIEN DELAWARE CORP.

By:	/s/ John W. Kapples
Name:	John W. Kapples
Title:	Vice President & Secretary

SCHEDULE 1

The names of the directors and executive officers (or functional equivalents) of Covidien Group, Covidien DE, CIFSA and Covidien Ltd. and their present principal occupations or employment are set forth below. Unless otherwise indicated, (i) the principal business address for each director of Covidien Ltd. is Cherrywood Business Park, Block G, First Floor, Loughlinstown, Co., Dublin, Ireland, (ii) the principal business address for each director of CIFSA is 3b Bld Prince Henri, L-1724, Luxembourg, (iii) the principal business address for each manager of Covidien Group is 3b Bld Prince Henri, L-1724, Luxembourg, and (iv) the principal business address for each officer of Covidien Ltd. and each director and officer of Covidien DE is 15 Hampshire Street, Mansfield, MA 02048. Unless otherwise indicated, each director and executive officer (or functional equivalent) is a citizen of the United States.

COVIDIEN LTD.

Directors

Richard J. Meelia – Chairman of the Board of Directors, President and Chief Executive Officer of Covidien Ltd. President of Covidien DE. Mr. Meelia’s principal business address is 15 Hampshire Street, Mansfield, MA 02048.

Craig Arnold – Chief Executive Officer, Fluid Power Group of Eaton Corporation, a diversified industrial manufacturer.

Robert H. Brust – Chief Financial Officer of Sprint Nextel Corporation, a wireless and wireline communications company.

John M. Connors, Jr. – Chairman Emeritus of Hill, Holliday, Connors, Cosmopulos, Inc., a full-service advertising agency that is part of The Interpublic Group of Companies, Inc.

Christopher J. Coughlin – Executive Vice President and Chief Financial Officer of Tyco International, a global provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products.

Timothy M. Donahue – Member of the Board of Directors of Eastman Kodak Company, NVR, Inc. and Tyco International Ltd.

Kathy J. Herbert – Member of the Board of Directors of Covidien Ltd.

Randall J. Hogan, III – Chairman and Chief Executive Officer of Pentair, Inc., an industrial manufacturing company.

Dennis H. Reilley – Member of the Board of Directors of H.J. Heinz Company, Marathon Oil Corporation and The Dow Chemical Company.

Tadataka Yamada – President of the Global Health Program of the Bill & Melinda Gates Foundation.

Joseph A. Zaccagnino – Member of the Board of Directors of NewAlliance Bancshares, Inc. and Chairman of the Board of VHA, Inc., a 2,500 member healthcare organization cooperative.

Officers

Richard J. Meelia – See above under “Covidien Ltd. – Directors.”

Charles J. Dockendorff – Executive Vice President and Chief Financial Officer of Covidien Ltd. and Vice President of Covidien DE.

Jose E. Almeida – Senior Vice President of Covidien Ltd.

Timothy R. Wright – Senior Vice President of Covidien Ltd. Mr. Wright’s principal business address is 675 McDonnell Blvd., Hazelwood, MO 63042.

Eric A. Kraus – Senior Vice President, Corporate Communications of Covidien Ltd.

John H. Masterson – Senior Vice President and General Counsel of Covidien Ltd. and Vice President and Assistant Secretary of Covidien DE.

Amy A. McBride-Wendell – Senior Vice President, Strategy and Business Development of Covidien Ltd.

Richard G. Brown, Jr. – Vice President, Chief Accounting Officer and Corporate Controller of Covidien Ltd. and Vice President of Covidien DE.

Kevin G. DaSilva – Vice President and Treasurer of Covidien and a member of the board of directors of CIFSA and a member of the board of directors and Vice President and Treasurer of Covidien DE.

Eric C. Green – Vice President and Chief Tax Officer of Covidien Ltd., Vice President and Assistant Treasurer of Covidien DE, a Manager of Covidien Group, and a member of the board of directors of CIFSA.

Coleman N. Lannum – Vice President, Investor Relations of Covidien Ltd.

COVIDIEN INTERNATIONAL FINANCE S.A.

Anton Stadtbaumer – Managing director and Director Regional Treasurer EMEA/APAC of CIFSA and General Manager of Covidien Group. Mr. Stadtbaumer has German citizenship.

Michelangelo Stefani – Managing director of CIFSA and General Manager and Secretary of Covidien Group. Mr. Stefani has Italian citizenship.

Kevin G. DaSilva – See above under “Covidien Ltd. – Officers.”

Eric C. Green – See above under “Covidien Ltd. – Officers.”

Erik De Gres – Member of the board of directors of CIFSA and Manager and Financial Controller of Covidien Group. Mr. De Gres has Belgian citizenship.

COVIDIEN GROUP S.A.R.L.

Anton Stadtbaumer – See above under “Covidien International Finance S.A. – Directors.”

Michelangelo Stefani – See above under “Covidien International Finance S.A. – Directors.”

Erik De Gres – See above under “Covidien International Finance S.A. – Directors.”

Eric C. Green – See above under “Covidien Ltd. – Officers.”

Kevin O’Kelly-Lynch – Manager of Covidien Group and Vice President and Assistant Treasurer of Tyco Healthcare Group LP d/b/a/ Covidien. Mr. O’Kelly-Lynch’s principal business address is 15 Hampshire Street, Mansfield, MA 02048 and his business telephone number is (508) 261-8000. Mr. O’Kelly-Lynch has Irish citizenship.

COVIDIEN DELAWARE CORP.

Directors

Kevin G. DaSilva – See above under “Covidien Ltd. – Officers.”

John W. Kapples – Vice President and Secretary of Covidien DE and Covidien Ltd.

Matthew J. Nicolella – Vice President and Assistant Secretary of Covidien DE and Vice President and Chief Mergers &Acquisitions/Licensing Counsel of Tyco Healthcare Group LP d/b/a/ Covidien.

Officers

Richard J. Meelia – See above under “Covidien Ltd. – Directors.”

Richard G. Brown – See above under “Covidien Ltd. – Officers.”

Stephen C. Carey – Vice President and Assistant Treasurer or Covidien DE and Vice President, Tax Reporting of Tyco Healthcare Group LP d/b/a/ Covidien.

Kevin G. DaSilva – See above under “Covidien Ltd. – Officers.”

Charles J. Dockendorff – See above under “Covidien Ltd. – Officers.”

Eric. C. Green – See above under “Covidien Ltd. – Officers.”

John W. Kapples – See above under “Covidien Delaware Corp. – Directors.”

John H. Masterson – See above under “Covidien Ltd. – Officers.”

Matthew J. Nicolella – See above under “Covidien Delaware Corp. – Directors.”

Lawrence T. Weiss – Vice President and Assistant Secretary of Covidien DE and Vice President and Chief International Counsel of Tyco Healthcare Group LP d/b/a/ Covidien.

Exhibit 2

Execution Copy

AGREEMENT AND PLAN OF MERGER

AMONG

COVIDIEN GROUP S.A.R.L.

COVIDIEN DELAWARE CORP. AND

VNUS MEDICAL TECHNOLOGIES, INC.

Dated as of May 7, 2009

Table of Contents, continued

- ii -

Table of Contents, continued

ANNEXES

Annex I – Conditions to the Offer

Annex I-A – Certain Foreign Jurisdictions

Annex II – Form of Tender and Voting Agreement

Annex III – Form of Certificate of Incorporation of the Surviving Corporation

- iii -

Index of Defined Terms

Section
Acceptance Time	1.1(a)
Acquisition Proposal	5.2(a)
Adverse Recommendation Change	5.2(c)
Affiliate	3.3(c)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(c)
Assignee	9.5(a)
Book-Entry Shares	2.1(c)
CERCLA	3.18(b)
Certificate of Merger	1.4
Certificate	2.1(c)
Closing	1.5
Closing Date	1.5
Code	2.6
Commencement Date	1.1(a)
Company	Preamble
Company Balance Sheet	3.6(a)
Company Board of Directors	Recitals
Company Board Recommendation	3.20(a)
Company Disclosure Schedule	SECTION 3
Company Joint Venture	3.4(c)
Company’s knowledge	9.12(b)
Company Material Adverse Effect	3.1(a)
Company Option	2.4(a)
Company-Owned Proprietary Rights	3.12(a)(iii)
Company Preferred Stock	3.3(a)
Company Registered Intellectual Property	3.12(a)(i)
Company RSU	2.4(b)
Company SEC Reports	3.5
Company Stockholder Approval	6.1
Company Stock Plans	2.4(a)
Company Subsidiary	3.4(a)
Confidentiality Agreement	1.2(c)
Continuing Employees	6.11(a)
Current D&O Insurance	6.8(b)
Delisting Period	6.3
DGCL	Recitals
Dissenting Shares	2.3(a)
Effective Time	1.4
Environmental Laws	3.18(e)(i)
ERISA	3.16(a)
ERISA Affiliate	3.16(b)

- iv -

Index of Defined Terms, continued

Section
Exchange Act	1.1(a)
Exchange Fund	2.2(a)
Expiration Date	1.1(a)
FCPA	3.9(c)
FDA	3.9(d)
Good Clinical Practices	3.9(g)
Good Laboratory Practices	3.9(g)
Good Manufacturing Practices	3.9(h)
Governmental Entity	9.12(b)
Hazardous Materials	3.18(e)(ii)
HSR Act	3.19
Indemnified Parties	6.8(a)
Independent Directors	6.9(a)
IRS	3.16(c)
Intellectual Property Rights	3.12(a)(ii)
Laws	3.9(b)
Material Contract	3.11(a)
Maximum Premium	6.8(b)
Merger	1.3(a)
Merger Agreement	Annex I
Merger Consideration	2.1(c)
Minimum Condition	Annex I
Notice Period	5.2(d)
OECD Convention	3.9(c)
Offer	Recitals
Offer Conditions	1.1(a)
Offer Documents	1.1(d)
Offer Price	Recitals
Offer to Purchase	1.1(a)
on a fully diluted basis	9.12(b)
Outside Date	8.1(b)(ii)
Parent	Preamble
Paying Agent	2.2(a)
Permits	3.9(a)
person	9.12(b)
Plans	3.16(a)
Post-Closing SEC Reports	6.3
Principal Stockholders	Recitals
Programs	3.9(j)
Prohibited Payment	3.9(c)
Proprietary Rights	3.12(a)
Proxy Statement	1.8(a)(ii)
Real Property	3.12(b)
Regulation M-A	1.1(d)

- v -

Index of Defined Terms, continued

Section
Release	3.18(e)(iii)
Reporting Tail Endorsement	6.8(b)
Representatives	5.2(a)
Restraints	8.1(b)(i)
Sarbanes-Oxley Act	3.6(b)
Schedule 14D-9	1.2(b)
Schedule TO	1.1(d)
SEC	1.1(b)
Section 409A	3.16(h)
Securities Act	3.11(c)
Shares	Recitals
Special Meeting	1.8(a)(i)
Sub	Preamble
Sub Common Stock	2.1
Superior Proposal	5.2(d)
Surviving Corporation	1.3(a)
Tax	3.15(a)
Taxable	3.15(a)
Tax Return	3.15(a)
Tender Completion Time	6.2
Tender and Voting Agreements	Recitals
Termination Fee	8.2(b)
Top-Up Option	1.10(a)
Top-Up Shares	1.10(a)

- vi -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 7, 2009 is among Covidien Group S.a.r.l. (“Parent”), a Luxembourg company, Covidien Delaware Corp. (“Sub”), a newly-formed Delaware corporation and a direct or indirect wholly-owned subsidiary of Parent, and VNUS Medical Technologies, Inc. (the “Company”), a Delaware corporation.

R E C I T A L S

WHEREAS, Parent and the Board of Directors of each of Sub and the Company has approved the acquisition of the Company by Parent on the terms and conditions set forth in this Agreement;

WHEREAS, in furtherance thereof, it is proposed that Sub commence a cash tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to acquire all shares of the issued and outstanding common stock, par value $0.001 per share, of the Company (the “Shares”), for $29.00 for each Share, net to the seller in cash (such price, or any such higher price per Share as may be paid in the Offer, referred to herein as the “Offer Price”), without interest;

WHEREAS, the Board of Directors of each of Sub and the Company has approved this Agreement and the transactions contemplated hereby, including the Merger (as defined in Section 1.3(a)) following the Offer in accordance with the Delaware General Corporation Law (“DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board of Directors”) has determined that the consideration to be paid for each Share in the Offer and the Merger is fair to the holders of such Shares and has resolved to recommend that the holders of Shares accept the Offer and, if necessary, adopt this Agreement and thereby approve the Merger upon the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent entering into this Agreement, certain Company stockholders (the “Principal Stockholders”) have entered into tender and voting agreements, dated as of the date hereof, in substantially the form set forth in Annex II hereof, pursuant to which, among other things, each of the Principal Stockholders has agreed to tender his, her or its Shares to Sub in the Offer (the “Tender and Voting Agreements”); and

WHEREAS, the Company, Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with the Offer, the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties set forth herein, the parties agree as follows:

SECTION 1 - THE OFFER AND THE MERGER

1.1. The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1, Parent shall cause Sub to, and Sub shall, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) the Offer no later than May 18, 2009 (the date on which the Offer is commenced being referred to herein as the “Commencement Date”). The obligations of Sub to accept for payment and to pay for any Shares validly tendered and not withdrawn prior to the expiration of the Offer (as it may be extended in accordance with requirements of this Section 1.1(a)) shall be subject only to the conditions set forth in Annex I hereto (the “Offer Conditions”). Subject to the prior satisfaction or, to the extent permitted, waiver by Parent or Sub of the Offer Conditions, Parent shall cause Sub to, and Sub shall, consummate the Offer in accordance with its terms and accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer and pay the Offer Price in exchange for each such Share promptly following such acceptance in compliance with Rule 14e-1(c) of the Exchange Act (the time at which Sub first accepts any Shares for payment pursuant to the Offer being referred to herein as the “Acceptance Time”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement and the Offer Conditions. Parent expressly reserves the right to waive any of the Offer Conditions, to increase the Offer Price and to make any other changes in the terms of the Offer; provided, however, that Sub shall not, and Parent shall cause Sub not to, without the prior written consent of the Company (such consent to be authorized by the Company Board of Directors or a duly authorized committee thereof), (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the number of Shares sought in the Offer, (iv) waive or change the Minimum Condition, (v) impose additional conditions to the Offer or amend any of the Offer Conditions so as to broaden the scope of such Offer Condition, (vi) extend the Offer beyond a date that is twenty-one (21) business days after commencement of the Offer or the last extension (in accordance with this Section 1.1), if any, of the Offer, whichever is later (the “Expiration Date”) except as set forth in Sections 1.1(b) and 1.1(c), or (vii) otherwise amend any other term or condition of the Offer in a manner materially adverse to the holders of Shares.

(b) The Offer shall initially be scheduled to expire on the twenty-first (21st) business day following the Commencement Date (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act). Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights set forth in Section 8.1, (i) if, at the time as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been validly waived, then Sub may extend the Offer on one or more occasions, for additional successive periods of up to twenty (20) business days per extension (with the length of such periods to be determined by Parent) until all of the Offer Conditions have been satisfied or, to the extent permitted, validly waived, and (ii), Sub shall extend the Offer for any period required by any rule, regulation or interpretation of the United States Securities and Exchange Commission (“SEC”), or the staff thereof, applicable to the Offer. In addition to the foregoing, Sub also may provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act if, as of the Expiration Date, all of the Offer Conditions have been satisfied or, to the extent permitted, waived, but there shall not have been validly tendered and not withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of the Company’s stockholders in accordance with the DGCL.

(c) Subject to the parties’ respective termination rights set forth in Section 8.1, if, at the time as of which the Offer is scheduled to expire, any Offer Condition has not been satisfied or has not been validly waived and there has not been an Adverse Recommendation Change, then, if so requested by the Company by written notice at least two (2) business days prior to the date the Offer is then scheduled to expire, Sub shall extend the Offer for up to two (2) successive periods of ten (10) business days per extension period, until all of the Offer Conditions have been satisfied or, to the extent permitted, validly waived.

(d) On the date of commencement of the Offer, Parent and Sub shall file with the SEC, pursuant to Regulation M-A under the Exchange Act (“Regulation M-A”), a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”). The Schedule TO shall include, as exhibits, the Offer to Purchase and a related form of letter of transmittal and summary advertisement (collectively, together with any amendments and supplements thereto, the “Offer Documents”). Subject to Section 5.2, the Company hereby consents to the inclusion in the Offer Documents of the Company Board Recommendation referred to in Section 3.20(a). Parent and Sub agree to take commercially reasonable steps to cause the Offer Documents to be filed with the SEC and, subject to the Company’s compliance with Section 1.2(c), disseminate the Offer Documents to holders of Shares, in each case as and to the extent required by applicable Law. Parent and Sub, on the one hand, and the Company, on the other hand, agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by Law. Parent and Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable Law. The Company shall be given a reasonable opportunity to review and comment on the Schedule TO and any amendment thereto before it is filed with the SEC, and Parent and Sub shall include all additions, deletions or changes thereto suggested by the Company and its legal counsel that Parent reasonably determines to be appropriate. In addition, Parent and Sub agree to provide the Company with any comments, whether written or oral, that Parent, Sub or their counsel may receive from time to time prior to the expiration or termination of the Offer, from the SEC or its staff with respect to the Offer Documents, promptly upon receipt of such comments, and any written or oral responses thereto, and the Company shall have the right to consult with Parent, Sub and their counsel prior to responding to any such comments, either in written or oral form, and Parent and Sub shall incorporate in each response those views and comments of the Company and its legal counsel related thereto that Parent reasonably determines to be appropriate.

(e) Parent shall provide or cause to be provided to Sub as promptly as practicable following the expiration of the Offer and any subsequent offering period, as applicable, all funds necessary to pay for those Shares that have been validly tendered and not withdrawn pursuant to the Offer and that Sub is obligated to accept for payment pursuant to the Offer and permitted to accept for payment under applicable Law.

1.2. Company Actions.

(a) Subject to Section 5.2 and to any consents or approvals of the Company’s stockholders required under applicable Law, the Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated hereby.

(b) On the date the Offer is commenced, the Company shall, in a manner that complies with Rule 14d-9 under the Exchange Act, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) which shall, subject to the provisions of Section 5.2, contain the Company Board Recommendation. The Company further agrees to take commercially reasonable steps to cause the Schedule 14D-9 to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable Law. The Company, on the one hand, and Parent and Sub, on the other hand, agree to promptly correct and supplement any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by Law. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of the Shares, in each case as and to the extent required by applicable Law. Parent and Sub shall be given the opportunity to review and comment on the Schedule 14D-9 and any amendment thereto before filing with the SEC, and the Company shall include all additions, deletions or changes thereto suggested by Parent and its legal counsel that the Company reasonably determines to be appropriate. In addition, the Company agrees to provide Parent and Sub any comments, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments, and to consult with Parent, Sub and their counsel prior to responding to any such comments, either in written or oral form, and the Company shall incorporate in each response those views and comments of Parent and its legal counsel related thereto that the Company reasonably determines to be appropriate.

(c) The Company shall promptly furnish or cause to be furnished to Parent or Sub mailing labels, security position listings and all available listings and computer files containing the names and addresses of the record holders of the Shares as of a recent date, and of those persons becoming record holders subsequent to such date, and shall promptly furnish Parent or Sub with such information and assistance (including, but not limited to, lists of holders of the Shares, updated periodically, and their addresses, mailing labels and lists of security positions) as Parent or Sub or its agent(s) may reasonably request. Subject to applicable Law, such information shall be held confidential by Parent and Sub under the terms of the Confidentiality and Standstill Agreement, dated February 3, 2009 entered into between Tyco Healthcare Group LP, d/b/a Covidien and the Company (as amended, the “Confidentiality Agreement”). For the avoidance of doubt, the parties agree that the Confidentiality Agreement does not restrict steps to prepare, file or disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated hereby.

1.3. The Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.4), the Company and Sub shall consummate a merger (the “Merger”) in accordance with the DGCL pursuant to which (i) Sub will be merged with and into the Company and the separate corporate existence of Sub will thereupon cease; (ii) the Company will be the successor or surviving corporation in the Merger and will continue to be governed by the Laws of the State of Delaware; (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises will continue unaffected by the Merger; and (iv) the Company will succeed to and assume all the rights and obligations of Sub. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Merger, be amended and restated in its entirety to read in the form of Annex III and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(c) At the Effective Time, and without any further action on the part of the Company and Sub, the bylaws of the Company shall be amended and restated in their entirety to be identical to the bylaws of Sub as in effect immediately prior to the Effective Time (except that such bylaws shall be amended to reflect that the name of the Surviving Corporation shall be VNUS Medical Technologies, Inc.), and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

1.4. Effective Time. Parent, Sub and the Company shall cause an appropriate certificate of merger complying with Section 251 of the DGCL or an appropriate certificate of ownership and merger complying with Section 253 of the DGCL, as applicable (the “Certificate of Merger”), to be executed and filed on the Closing Date (as defined in Section 1.5) (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective on the time and date on which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such later time and date as is specified in the Certificate of Merger, such time hereinafter referred to as the “Effective Time.”

1.5. Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m. (Boston time) on a date to be specified by the parties, such date to be no later than the second (2nd) business day after satisfaction or, to the extent permitted, waiver of all of the conditions set forth in SECTION 7 capable of satisfaction or waiver prior to Closing (the “Closing Date”), at the offices of Ropes & Gray, LLP, One International Place, Boston, Massachusetts 02110, unless another date or place is agreed to in writing by the parties hereto.

1.6. Directors and Officers of the Surviving Corporation. The directors of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws. Prior to the Effective Time, the Company shall cause each member of the Company Board of Directors, other than Parent’s or Sub’s designees pursuant to Section 6.9, to execute and deliver a letter effectuating his or her resignation as a director of the Company upon the Effective Time.

1.7. Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

1.8. Stockholders’ Meeting.

(a) If required by applicable Law in order to consummate the Merger, the Company, acting through the Company Board of Directors, in accordance with applicable Law and the Company’s certificate of incorporation and bylaws, shall, as soon as reasonably practicable following the Tender Completion Time:

(i) duly call, give notice of, convene and hold a special meeting of its stockholders to consider the adoption of this Agreement and the approval of the Merger (the “Special Meeting”);

(ii) prepare and file with the SEC under the Exchange Act a preliminary proxy or information statement relating to the Merger and this Agreement and use its reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after Parent shall have had a reasonable opportunity to review and comment on the Proxy Statement, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (in either case, the “Proxy Statement”) to be mailed to its stockholders as promptly as practicable;

(iii) subject to Section 5.2, include in the Proxy Statement the recommendation of the Company Board of Directors that stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger; and

(iv) use its reasonable best efforts to solicit from holders of Shares proxies in favor of the adoption of this Agreement and the approval of the Merger and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the DGCL and any other applicable Law and the Company’s certificate of incorporation and bylaws (if applicable) to effect the Merger.

(b) Parent agrees to vote, or cause to be voted, all of the Shares then beneficially owned by it or Sub in favor of the adoption of this Agreement and the approval of the Merger.

1.9. Merger Without Meeting of Stockholders. Notwithstanding Section 1.8, in the event that Parent, Sub or any other subsidiary of Parent shall acquire at least ninety percent (90%) of the outstanding shares of each class of capital stock of the Company entitled to vote on the Merger, pursuant to the Offer or otherwise, the parties hereto agree, at the request of Parent and subject to SECTION 7, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of the Company, in accordance with and subject to the DGCL.

1.10. Top-Up Option.

(a) The Company hereby grants to Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and subject to the conditions set forth in this Agreement, to purchase at a price per share equal to the Offer Price paid in the Offer that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Sub at the time of exercise of the Top-Up Option, shall constitute one share more than ninety percent (90%) of the Shares outstanding immediately after the issuance of the Top-Up Shares (determined on a fully diluted basis); provided, however, that (i) the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option and (ii) the Top-Up Option may not be exercised unless, following the Acceptance Time or after a subsequent offering period, eighty percent (80%) or more of the Shares shall be directly or indirectly owned by Parent or Sub. The Top-Up Option shall be exercisable only once at any time following the Acceptance Time and prior to the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b) The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Shares comply with all applicable Laws, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act. If Sub wishes to exercise the Top-Up Option, Sub shall give the Company one (1) business day prior written notice, specifying (i) the number of Shares directly or indirectly owned by Parent at the time of such notice and (ii) a place and a time for the closing of such purchase. The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Sub specifying, based on the information provided by Sub in its notice, the number of Top-Up Shares. At the closing of the purchase of Top-Up Shares, the purchase price owed by Sub to the Company therefor shall be paid to the Company (A) in cash, by wire transfer or cashier’s check or (B) by issuance by Sub to the Company of a promissory note on terms reasonably satisfactory to the Company.

SECTION 2 - CONVERSION OF SECURITIES

2.1. Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Shares or any shares of common stock, par value $0.01 per share, of Sub (“Sub Common Stock”):

(a) Sub Common Stock. Each issued and outstanding share of Sub Common Stock shall be converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All Shares that are owned by the Company as treasury stock and any Shares owned by Parent or Sub shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be payable in exchange therefor.

(c) Conversion of Shares. Each issued and outstanding Share (other than Shares to be cancelled in accordance with Section 2.1(b) and other than Dissenting Shares (as defined in Section 2.3(a))) shall be converted into the right to receive the Offer Price, payable to the holder thereof in cash, without interest (the “Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor, without interest thereon, upon the surrender of such certificate or book-entry share in accordance with Section 2.2.

2.2. Exchange of Certificates.

(a) Paying Agent. Parent shall designate Computershare Trust Company, N.A. or another bank or trust company that is reasonably acceptable to the Company to act as agent for the holders of Shares in connection with the Merger (the “Paying Agent”) and to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.1(c). Parent shall cause the Surviving Corporation to provide to the Paying Agent on a timely basis, promptly after the Effective Time and as and when needed after the Effective Time, cash necessary to pay for the Shares converted into the right to receive the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to pay the amounts to which holders of Shares shall be entitled under Section 2.1(c), Parent shall promptly deposit or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all payments of Merger Consideration, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Paying Agent may invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States, in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in money market funds that invest only in such United States government and commercial paper obligations, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investments shall be paid to Parent.

(b) Exchange Procedures. Promptly after the Effective Time, the Paying Agent shall mail to each holder of record of a Certificate or a Book-Entry Share, which immediately prior to the Effective Time represented outstanding Shares, whose Shares were converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for effecting the surrender of the Certificates or Book-Entry Shares in exchange for payment of the Merger Consideration. Upon surrender of a Certificate or Book-Entry Share, as applicable, for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed and such other documents as may be reasonably requested by the Paying Agent, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share, formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.2, each Certificate or Book-Entry Share, as applicable, shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash as contemplated by this Section 2.2, without interest thereon, and shall not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.

(c) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Certificates or Book-Entry Shares evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this SECTION 2.

(d) Termination of Exchange Fund; No Liability. At any time following nine (9) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Paying Agent and not disbursed (or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures) to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, as applicable, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book-Entry Share, as applicable, for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If Certificates or Book-Entry Shares, as applicable, are not surrendered prior to two (2) years after the Effective

Time, unclaimed Merger Consideration payable with respect to such Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(e) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

2.3. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has complied with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal. From and after the Effective Time, a stockholder who has properly exercised such appraisal rights shall not have any rights of a stockholder of the Company or the Surviving Corporation with respect to such Shares, except those provided under Section 262 of the DGCL. A holder of Dissenting Shares shall be entitled to receive payment of the appraised value of such Shares held by him, her or it in accordance with Section 262 of the DGCL, unless, after the Effective Time, such holder fails to perfect or withdraws or loses his, her or its right to appraisal, in which case such Shares shall be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate or Certificates, pursuant to Section 2.2.

(b) The Company shall give Parent (i) prompt written notice of any written demands for appraisal (including copies of such demands), attempted withdrawals of such demands and any other instruments received by the Company relating to rights of appraisal; and (ii) the opportunity to participate in the conduct of all negotiations and proceedings with respect to demands for appraisal. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

2.4. Company Stock Plans.

(a) Effective as of the Effective Time, each outstanding stock option, stock equivalent right or right to acquire Shares (each a “Company Option” and collectively, the “Company Options”) granted under the Company’s Amended and Restated 2000 Equity Incentive Plan and 1995 Stock Plan (the “Company Stock Plans”), without regard to the extent then vested and exercisable, shall be cancelled and, in consideration of such cancellation, Parent shall, or shall cause the Surviving Corporation to, promptly following the Effective Time, pay to such holders of Company Options, an amount in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price of each such Company Option and (y) the number of unexercised Shares subject thereto (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.6).

(b) Effective as of the Effective Time, each restricted stock unit, representing a right to receive one Share (each a “Company RSU” and collectively, the “Company RSUs”) granted under any Company Stock Plan, which is outstanding immediately prior to the Effective Time will become fully vested (provided, however, that only 1,250 of the 5,000 Company RSUs granted in 2009 pursuant to Section 12 of the Company’s Amended and Restated 2000 Equity Incentive Plan to each of the independent members of the Company Board of Directors, which are outstanding immediately prior to the Effective Time, will become vested as of the Effective Time) and then will be cancelled at the Effective Time, and in consideration of such cancellation, Parent shall, or shall cause the Surviving Corporation to, promptly following the Effective Time, pay to such holders of Company RSUs, an amount in respect thereof equal to the product of (x) the Offer Price and (y) the number of Shares into which the vested portion of the Company RSU would otherwise be convertible (such payment, if any, to be net of applicable Taxes withheld pursuant to Section 2.6).

(c) As of the Effective Time, the Company Stock Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Company Subsidiary (as defined in Section 3.4(a)) shall be cancelled. The Company shall use all reasonable efforts to effectuate the foregoing, including, but not limited to, sending out the requisite notices and obtaining all consents necessary to cash out and cancel all Company Options and Company RSUs necessary to ensure that, after the Effective Time, no person shall have any right under the Company Stock Plans, except as set forth herein.

2.5. Section 16. The Company Board of Directors shall, to the extent necessary, take appropriate action, prior to or as of the Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act the disposition and cancellation of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by this Agreement.

2.6. Withholding. Each of Parent and Surviving Corporation shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Shares, Company Options or Company RSUs such amounts as are required to be deducted and withheld therefrom under the United States Internal Revenue Code of 1986, as amended (the “Code”) or the Treasury Regulations thereunder or any other Tax Law. To the extent such amounts are so deducted and withheld, and such deduction and withholding would have been required were Parent incorporated or organized in the United States or a subdivision thereof, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that such amounts are required to be deducted and withheld under the Tax Law of a jurisdiction outside the United States, and such deduction and withholding would not have been required were Parent incorporated or organized in the United States or a subdivision thereof, Parent or the Surviving Corporation shall, or shall cause the Paying Agent to, pay to the applicable holder or former holder of Shares, Company Options or Company RSUs such additional amounts as necessary to ensure that such holder or former holder receives the same amount that would otherwise have been received if no such deduction and withholding had been made.

2.7. Transfer Taxes. If any payment pursuant to the Offer or the Merger is to be made to a person other than the person in whose name the surrendered Certificate or Book-Entry Share, as applicable, is registered, it shall be a condition of payment that the Certificate or Book-Entry Share, as applicable, so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the issuance to a person other than the registered holder of the Certificate or Book-Entry Share, as applicable, surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable. Any other transfer Taxes shall be paid by Parent.

SECTION 3 - REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth on the disclosure schedule delivered by the Company to Parent on the date hereof (the “Company Disclosure Schedule”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer (provided, however, that an item disclosed in any Section shall be deemed to have been disclosed for each other Section of this Agreement to the extent the relevance of such disclosure to such other Section of this Agreement is reasonably apparent on the face of such disclosure), the Company hereby makes the following representations and warranties to, and agreements with, Parent and Sub:

3.1. Organization and Qualification.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has corporate power and authority to own, lease and operate its assets and to carry on its business as now being conducted. The Company is qualified to transact business as a foreign corporation in all jurisdictions in which such qualification is required by Law, except for jurisdictions in which the failure to be so qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any change, event, circumstance, effect or development that, individually or in the aggregate with all other changes, events, circumstances, effects or developments that exist on the date of determination of the occurrence of a Company Material Adverse Effect, has had or is reasonably likely to have a material adverse effect on (i) the assets, properties, business, capitalization, results of operations or condition (financial or other) of the Company and the Company Subsidiaries, taken as a whole or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall changes, events, circumstances, effects or developments to the extent resulting from any of the following be taken into account in determining whether there is, has been or is reasonably likely to be a “Company Material Adverse Effect”: (A) changes in conditions of the economy or securities markets of the United States in general that in each case, do not have a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to other persons engaged in business in the medical device industry, (B) changes in conditions affecting the medical device industry, in each case, without a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to other persons engaged in business in the medical device industry, (C)

changes to applicable Law or generally accepted accounting principles or, in either case, the interpretation thereof that do not have a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, relative to other persons engaged in business in the medical device industry, (D) any change in the trading price or trading volume of the Shares (it being understood that the underlying facts or circumstances giving rise to any such change may be taken into account in determining whether there has been or is likely to be a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded pursuant to clauses (A) through (F) of this definition), (E) the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby, or (F) any failure of the Company to meet securities analysts’ published or internal projections or forecasts or estimates of earnings or revenues (it being understood that the underlying facts or circumstances giving rise to any such failure may be taken into account in determining whether there has been or is likely to be a Company Material Adverse Effect if such facts and circumstances are not otherwise excluded pursuant to clauses (A) through (F) of this definition).

(b) The Company has previously provided to Parent true and complete copies of the certificate of incorporation and bylaws or other organizational documents of the Company and each Company Subsidiary as presently in effect, and none of the Company or any Company Subsidiary is in default in the performance, observation or fulfillment of such documents, except, in the case of the Company Subsidiaries, such defaults that, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

3.2. Authority to Execute and Perform Agreement. The Company has the corporate power and authority to enter into, execute and deliver this Agreement and, subject, in the case of consummation of the Merger, to the adoption of this Agreement by the holders of the Shares, to perform fully its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board of Directors. No other corporate action on the part of the Company is necessary to consummate the transactions contemplated hereby (other than adoption of this Agreement by the holders of the Shares and the filing of a certificate of merger or other appropriate document with the Secretary of State of the State of Delaware). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Sub) constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

3.3. Capitalization.

(a) The authorized capital stock of the Company as of the date of this Agreement consists of 56,666,666 Shares and 10,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). The rights and privileges of each class of the Company’s capital stock are as set forth in the Company’s certificate of incorporation. As of the close of business on May 7, 2009, (i) 16,222,026 Shares were issued and outstanding and (ii) no shares of Company Preferred Stock were issued or outstanding.

(b) Section 3.3(b) of the Company Disclosure Schedule includes a list, as of the date of this Agreement, of (i) each outstanding Company Option under the Company Stock Plans, including the identification number of the applicable holder, the Company Stock Plan under which each Company Option is granted, the grant date, the expiration date, the exercise price, and whether any option is an incentive stock option, (ii) the total number of Shares issued under each Company Stock Plan, (iii) the total number of Shares reserved for future issuance under each Company Stock Plan, and (iv) each outstanding Company RSU, including the identification number of the applicable holder, the Company Stock Plan under which such Company RSUs were issued and the issue date. The Company Stock Plans (including all amendments) have been duly approved by the Company’s stockholders. All outstanding Company Options were granted with an exercise price not less than the fair market value of the Shares on the date of grant. The Company has made available to the Parent complete and accurate copies of all (x) Company Stock Plans, (y) forms of stock option agreements evidencing Company Options and (z) forms of agreements evidencing Company RSUs.

(c) Except as set forth in Section 3.3(a) of the Agreement, Sections 3.3(b) and 3.3(c) of the Company Disclosure Schedule or Schedule 5.1 of the Agreement, (i) there are not as of the date of this Agreement, and at the Acceptance Time there will not be, any equity securities of any class of the Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are not as of the date of this Agreement, and at the Acceptance Time there will not be, any options, warrants, equity securities, calls, rights, commitments or agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its subsidiaries to issue, exchange, transfer, deliver, sell or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity or voting interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity or voting interests, or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement, other than the Top-Up Option. The Company does not have any outstanding stock appreciation rights, phantom stock, performance based rights or similar rights or obligations. None of the Company or, to the Company’s knowledge, any of its Affiliates, is a party to or is bound by any agreement with respect to the voting (including proxies) or sale or transfer of any shares of capital stock or other equity or voting interests of the Company. For all purposes of this Agreement, the term “Affiliate” when used with respect to any person means any other person who is an “affiliate” of that first person within the meaning of Rule 405 under the Securities Act. Except as contemplated by this Agreement and except to the extent arising pursuant to applicable state takeover or similar Laws, there are no registration rights, and there is no rights agreement, “poison pill” anti-takeover plan or other similar agreement to which the Company or any Company Subsidiary is bound with respect to any securities of the Company.

(d) All outstanding Shares are, and all Shares subject to issuance as specified in Section 3.3(b) above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company’s certificate of incorporation or bylaws or any agreement to which the Company is bound.

(e) There are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Shares or the capital stock of the Company or any of its subsidiaries. The Company has no outstanding bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders may vote.

3.4. Company Subsidiaries.

(a) Section 3.4(a) of the Company Disclosure Schedule sets forth a true and complete list of the names, jurisdictions of organization and capitalization of each Company Subsidiary and, for the Company and each Company Subsidiary, the jurisdictions in which it is qualified to do business. Section 3.4(a) of the Company Disclosure Schedule also sets forth for each such Company Subsidiary the individuals who comprise the board of directors or comparable body for each such entity. The Company agrees to take, or cause to be taken, the actions necessary so that those individuals will resign and be replaced by individuals specified by Parent effective as of the Effective Time. All issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly by the Company free and clear of any charges, liens, encumbrances, security interests or adverse claims. As used in this Agreement, “Company Subsidiary” means any corporation, partnership or other organization, whether incorporated or unincorporated, of which (i) the Company or any Company Subsidiary is a general partner or (ii) at least 50% of the securities or other interests having voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership or other organization are directly or indirectly owned or controlled by the Company or by any Company Subsidiary, or by the Company and one or more Company Subsidiaries.

(b) Each Company Subsidiary is a corporation duly organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation (to the extent such concepts are applicable) in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so organized, qualified or in good standing, individually or in the aggregate, that are not reasonably likely to have a Company Material Adverse Effect. There are not as of the date hereof, and at the Effective Time there will not be, any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating any Company Subsidiary to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, shares of the capital stock or other securities of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to grant, extend or enter into any such agreement. To the knowledge of the Company, there are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of any Company Subsidiary.

(c) Section 3.4(c) of the Company Disclosure Schedule sets forth, for each Company Joint Venture, the interest held by the Company and the jurisdiction in which such Company Joint Venture is organized. Interests in Company Joint Ventures held by the Company are held directly by the Company, free and clear of any charges, liens, encumbrances, security interests or adverse claims. The term “Company Joint Venture” means any corporation or other entity (including partnership, limited liability company and other business association) that is not a Company Subsidiary and in which the Company or one or more Company Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

(d) The Company does not control, directly or indirectly, any capital stock of any person that is not a Company Subsidiary.

3.5. SEC Reports. The Company has filed or furnished (as applicable) all registration statements, forms, reports, certifications and other documents required to be filed by the Company with the SEC since January 1, 2006. All such registration statements, forms, reports and other documents (including those filed or furnished by the Company during such period, whether or not required to be so filed or furnished, and that the Company may file after the date hereof until the Closing) are referred to herein as the “Company SEC Reports.” The Company SEC Reports, and giving effect to any amendments or supplements thereto, (i) were or will be filed on a timely basis, (ii) at the time filed, complied, or will comply when filed, as of each respective filing date as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act applicable to such Company SEC Reports and (iii) did not or will not at the time they were or are filed contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Reports or necessary in order to make the statements in such Company SEC Reports, in the light of the circumstances under which they were made, not misleading in any material respect. No Company Subsidiary is required to file any form, report or other document with the SEC. Section 3.5 of the Company Disclosure Schedule lists all effective registration statements filed by the Company on Form S-3 or Form S-8 or otherwise relying on Rule 415 under the Securities Act.

3.6. Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any related notes and schedules) contained or to be contained in the Company SEC Reports at the time filed, and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement, (i) complied or will comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were or will be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act), and (iii) fairly presented or will fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the dates indicated and the consolidated results of its operations and cash flows for the periods indicated, consistent with the books and records of the Company and the Company Subsidiaries, except that the unaudited interim financial statements were or are subject to normal and recurring year end adjustments which were or will not be material in amount or effect. The consolidated audited balance sheet of the Company as of December 31, 2008 included in the audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 is referred to herein as the “Company Balance Sheet.”

(b) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). Each required form, report and document (including any amendment thereof and supplement thereto) containing financial statements that has been filed with or submitted or will be filed with or submitted to the SEC since January 1, 2006 was or will be accompanied by the certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and Rule 13a-14 or 15d-14 promulgated under the Exchange Act and, at the time of filing or submission of each such certification, such certification complied or will comply, in each case in all material respects, with the applicable provisions of the Sarbanes-Oxley Act and Rule 13a-14 or 15d-14 promulgated under the Exchange Act.

(c) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information concerning the Company is made known on a timely basis to the individuals responsible for the preparation of the Company SEC Reports. Since the date of the filing of the Company’s most recent annual report on Form 10-K, prior to the date of this Agreement, the Company’s outside auditors and the audit committee of the Company Board have not been advised of (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Any material change in internal control over financial reporting and any significant deficiency or material weakness in the design or operation of internal control over financial reporting required to be disclosed in any Company SEC Report has been so disclosed and each significant deficiency and material weakness previously so disclosed has been remediated. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of The Nasdaq Stock Market.

(d) The Company is not a party to, or does not have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Reports.

3.7. Absence of Undisclosed Liabilities. Except as disclosed in the Company Balance Sheet and except for liabilities incurred in the ordinary course of business since the date of the Company Balance Sheet or in connection with this Agreement or the transactions contemplated hereby, the Company and the Company Subsidiaries do not have any liabilities of a type required to be reflected or disclosed on the consolidated balance sheet of the Company (including the notes thereto) prepared in accordance with United States generally accepted accounting principles that were not adequately reflected or reserved against on the Company Balance Sheet.

3.8. Absence of Adverse Changes. Since the date of the Company Balance Sheet to the date of this Agreement, there has not occurred any change, event, circumstance or development that is reasonably likely to have a Company Material Adverse Effect. From the date of the Company Balance Sheet until the date of this Agreement, except as contemplated hereby, (a) the business of the Company and its subsidiaries, taken as a whole, has been conducted in the ordinary course of business and (b) none of the Company or any of its subsidiaries has taken any action that would have required the consent of the Parent under Section 5.1 of this Agreement, had such action or event occurred after the date of this Agreement.

3.9. Compliance with Laws.

(a) The Company and the Company Subsidiaries, including their respective employees (to the extent applicable), have obtained each material Federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or any Company Subsidiary currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the business of the Company or any Company subsidiary or the holding of any such interest ((i) and (ii) are herein collectively called “Permits”), and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would, individually, or in the aggregate not reasonably be expected to have a Company Material Adverse Effect; and no proceeding is pending or, to the knowledge of the Company, threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit.

(b) The Company and the Company Subsidiaries have, since January 1, 2006, complied in all material respects with all federal, state, local or foreign laws, statutes, regulations, rules, ordinances and judgments, decrees, orders, writs and injunctions, of any court or Governmental Entity (collectively, “Laws”) applicable to the Company and the Company Subsidiaries or their business or relating to any of the real or tangible personal property owned, leased or used by them.

(c) Neither the Company, the Company Subsidiaries, nor any of their respective directors, officers or employees, nor, to the knowledge of the Company, any of its agents or distributors or any other person associated with or acting on behalf of the Company or any Company Subsidiary has, at any time since January 1, 2006, (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment, or (v) violated any other Laws regarding use of funds for political activity or commercial bribery.

(d) Neither the Company nor any Company Subsidiary has knowledge of any actual or threatened enforcement action by the U.S. Food and Drug Administration (the “FDA”) or any other Governmental Entity which has jurisdiction over the operations of the Company and the Company Subsidiaries, and since January 1, 2006, none has received notice of any pending or threatened claim by the FDA or any other Governmental Entity which has jurisdiction over the operations of the Company and the Company Subsidiaries against the Company or the Company Subsidiaries.

(e) Since January 1, 2006, all material reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any Governmental Entity by the Company or the Company Subsidiaries have been so filed, maintained or furnished, other than filings pertaining to registering, prosecuting or maintaining intellectual property rights. All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing) such that no material liability exists with respect to the completeness or accuracy of such filing.

(f) The Company and the Company Subsidiaries have not received (i) since January 1, 2006, any FDA Form 483 or Warning Letter from the FDA, or (ii) since January 1, 2007, any untitled letter or other material written correspondence or notice from the FDA or other Governmental Entity alleging or asserting noncompliance with any applicable Laws or Permits.

(g) All studies, tests and preclinical and clinical trials being conducted by the Company or the Company Subsidiaries are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal Laws, rules, regulations and guidances, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable. To the knowledge of the Company, there are no studies, tests or trials the results of which materially call into question the clinical results described or referred to in the Company SEC Reports filed prior to the date hereof, when viewed in the context in which such results are described and the clinical state of development. The Company and the Company Subsidiaries have not received any written notices, correspondence or other communication since January 1, 2007 from the FDA or any other Governmental Entity requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or the Company Subsidiaries, or in which the Company or the Company Subsidiaries have participated, and the Company has no knowledge that the FDA or any other

Governmental Entity is considering such action. For the purposes of this Agreement, (i) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Part 50, 54, 56, 812, and 814 and (ii) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58.

(h) Since January 1, 2006, the manufacture of products by the Company and the Company Subsidiaries has been conducted in material compliance with all applicable Laws, including the FDA’s current Good Manufacturing Practices. In addition, since January 1, 2006, the Company and the Company Subsidiaries have been in material compliance with all other applicable FDA requirements, including, but not limited to, registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and 807. For the purposes of this Agreement, “Good Manufacturing Practices” means the requirements set forth in the quality systems regulations for medical devices contained in 21 C.F.R. Part 820.

(i) Since January 1, 2006, the Company and the Company Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product or product candidate. The Company has no knowledge of any facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or the Company Subsidiaries; (ii) a change in the marketing classification or a material change in labeling of any such products; or (iii) a termination or suspension of marketing of any such products.

(j) Since January 1, 2006, the Company and the Company Subsidiaries have been in material compliance with federal or state criminal or civil Laws applicable to the business of the Company and the Company Subsidiaries (including without limitation the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq), and any comparable state Laws), or the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), or any other state or federal health care program (“Program”). There is (i) no civil, criminal, administrative or other action, suit, demand, claim, hearing, proceeding, notice or demand pending, received or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, there is no civil, criminal, administrative or other investigation pending or threatened against the Company or any Company Subsidiary, in the case of each of clauses (i) and (ii), which could reasonably result in its exclusion from participation in any Program or other third party payment programs in which the Company or any Company Subsidiary participates.

(k) The Company and the Company Subsidiaries are in compliance in all material respects with their respective obligations to report accurate pricing information for their products to Governmental Entities and to price reporting services relied upon by Governmental Entities and other payors, including, as applicable and without limitation, their obligation to report accurate Best Price and Average Manufacturer Price as required and defined in 42

U.S.C.A. § 1396r-8 and Medicaid rebate agreements entered into by the Company and the Company Subsidiaries, and Average Sales Price under the Medicare Modernization Act of 2003, and their obligation to charge accurate prices to purchasers entitled to Federal Supply Schedule prices, Federal Upper Limit prices, and Federal Ceiling Prices.

(l) The Company and the Company Subsidiaries have complied in all material respects with all applicable export control Laws, including those administered by the U.S. Department of Commerce and the U.S. Department of State, and applicable asset control Laws, including those administered by the U.S. Department of the Treasury.

3.10. Actions and Proceedings.

(a) There are no material outstanding orders, judgments, injunctions, decrees or other requirements of any Governmental Entity against the Company, any Company Subsidiary or any of their securities, assets or properties. Except as disclosed under the heading “Legal Proceedings” in the Company SEC Reports filed prior to the date hereof, there are no material actions, suits or claims or legal, administrative or arbitration proceedings pending or, to the knowledge of the Company, threatened against the Company, any Company Subsidiary, or any of their securities, assets or properties.

(b) There are no pending nor, to the knowledge of the Company, threatened civil, criminal or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings or demand letters relating to any alleged hazard or alleged defect in design, manufacture, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty or representation, relating to any product manufactured, distributed or sold by or on behalf of the Company or any Company Subsidiary. There are no product liability claims pending against the Company.

3.11. Contracts and Other Agreements.

(a) Except as set forth on Section 3.11(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to or bound by, and neither they nor their properties are subject to, any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) required to be filed as an exhibit to the Company SEC Reports prior to the date of this Agreement (a “Material Contract”) that has not been so filed. Each Material Contract required to be filed as an exhibit to (i) the Company’s Annual Report on Form 10-K filed on March 16, 2009 and (ii) any Company SEC Report filed after March 16, 2009, is valid, in full force and effect and binding upon the Company or the applicable Company Subsidiary, and to the knowledge of the Company, binding upon the other parties thereto in accordance with its terms (except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity), the Company and the Company Subsidiaries have performed in all material respects their respective covenants thereunder, and to the knowledge of the Company, no other party to any such Material Contract is in material default thereunder, nor to the knowledge of the Company does any condition exist that with notice or lapse of time or both would constitute a material default thereunder. True and complete copies of all of the Material Contracts required to be filed as an exhibit to the Company’s Annual Report on Form 10-K filed on March 16, 2009 or any Company SEC Report filed after March 16, 2009 have been made available to Parent.

(b) Except as provided in the Company SEC Reports filed prior to the date hereof, neither the Company nor any Company Subsidiary is a party to any agreement that limits or restricts the Company, any Company Subsidiary or any of their affiliates or successors in competing or engaging in any line of business, in any therapeutic area, in any geographic area or with any person.

(c) Neither the Company nor any Company Subsidiary is a party to any agreement obligating the Company to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), which filing has not yet been made, and the Company is in material compliance with each such agreement, all of which are listed on Section 3.11(c) of the Company Disclosure Schedule.

(d) Other than Material Contracts and except as set forth on Section 3.11(d) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any executory agreement (i) involving the license of Intellectual Property Rights (as defined in Section 3.12(a)) and presently requiring or that could require payment by or to the Company of royalties exceeding $25,000 in any 12-month period, (ii) granting a right of first refusal, or right of first offer or comparable right with respect to Company-Owned Proprietary Rights (as defined in Section 3.12(a)), (iii) relating to a joint venture, partnership or other arrangement involving a sharing of profits, losses, costs or liabilities with another person, other than indemnities, insurance contracts, licenses of Intellectual Property Rights or Company-Owned Proprietary Rights presently not requiring or that could not require payment by or to the Company of royalties exceeding $25,000 in any 12-month period, (iv) providing for the payment or receipt by the Company or any Company Subsidiary of milestone payments or royalties (other than off-the-shelf software license fees) exceeding $25,000 in any 12-month period, (v) including or involving a loan to a director or officer, or (vi) that individually requires or contemplates aggregate expenditures by the Company and/or any Company Subsidiary in any twelve month period of more than $250,000.

(e) To the knowledge of the Company, no officer or director of the Company has (whether directly or indirectly through another entity in which such person has a material interest, other than as the holder of less than two percent (2%) of a class of securities of a publicly traded company) any material interest in any property or assets of the Company (except as a stockholder) or a Company Subsidiary, any competitor, customer, supplier or agent of the Company or a Company Subsidiary or any person that is currently a party to any material contract or agreement with the Company or a Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary is party to any interest rate, equity or other swap or derivative instrument.

3.12. Property.

(a) Intellectual Property.

(i) Registered Intellectual Property. Section 3.12(a)(i) of the Company Disclosure Schedule identifies (A) all issued patents and registered trademarks that have been issued to and are currently owned by the Company or a Company Subsidiary, (B) each pending application therefor submitted by the Company or a Company Subsidiary (collectively, (A) and (B) constitute (“Company Registered Intellectual Property”); and (C) all issued patents, registered trademarks and pending applications therefor owned by a third party who has granted the Company or a Company Subsidiary exclusive rights thereto.

(ii) In-Licensed Intellectual Property. Section 3.12(a)(ii) of the Company Disclosure Schedule identifies all contracts pursuant to which the Company and the Company Subsidiaries currently license patent rights, copyrights, trademark rights, trade secret rights or other intellectual property rights (including, without limitation, in or to biological materials) (collectively, “Intellectual Property Rights”) from third parties that are material to the business of the Company or the Company Subsidiaries as presently conducted.

(iii) Ownership. To the Company’s knowledge, and except for any Intellectual Property Rights licensed from third parties and disclosed pursuant to subsection (ii) above, the Company and the Company Subsidiaries own all Company Registered Intellectual Property, as well as unregistered trademarks, service marks, trade names and copyrights, all trade secrets, and all other intellectual property (including, without limitation, biological materials), all registrations of any of the foregoing or applications therefor, that are material to their businesses as presently conducted (collectively, the “Company-Owned Proprietary Rights”); provided, however, that the foregoing shall not be deemed a representation or warranty of non-infringement or misappropriation of any third party intellectual property or proprietary rights, which is addressed in subsection (iv) below.

(iv) Sufficiency. To the knowledge of the Company, the Company-Owned Proprietary Rights, together with Intellectual Property Rights licensed from third parties and disclosed pursuant to subsection (ii) above, constitute all technology and Intellectual Property Rights material to the business of the Company and the Company Subsidiaries as currently conducted; provided, however, that the foregoing shall not be deemed a representation or warranty of non-infringement or misappropriation of any third party intellectual property or proprietary rights, which is addressed in subsection (iv) below.

(v) Maintenance and Filing Requirements. With respect to Company Registered Intellectual Property and registered copyrights currently owned by the Company, the Company has taken all steps necessary to maintain registrations thereof, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications. Assignment documents have been executed and filed with relevant Governmental Entities as necessary to transfer to the Company or a Company Subsidiary title to any of the Company-Owned Proprietary Rights previously owned by a third party and to record such transfer. The inventors of each of the Company’s owned patent applications have assigned the Company’s owned patent applications to the Company. On the Expiration Date, the

Company shall provide Parent with a schedule of any maintenance fees, actions or other amounts due to Governmental Entities falling due within ninety (90) days after the Expiration Date with respect to such Company-Owned Proprietary Rights.

(vi) Absence of Claims; Non-infringement. To the Company’s knowledge, the Company is not aware of any claim by any third party that the businesses of the Company or the Company Subsidiaries infringe upon the proprietary rights of others, nor, to the Company’s knowledge, do the current products or services of the Company or the Company Subsidiaries infringe the Intellectual Property Rights of any third party; and, except as otherwise disclosed under the heading “Legal Proceedings” in the Company SEC Reports filed prior to the date hereof, neither the Company nor any Company Subsidiary has received any charge, complaint, claim, demand, or notice alleging any interference, infringement, misappropriation, or conflict that the businesses of the Company or the Company Subsidiaries infringe upon the proprietary rights of others (including any claim that the Company, a Company Subsidiary or any of their affiliates must license or refrain from using any Intellectual Property Rights). To the Company’s knowledge, no third party has infringed upon any of the Company-Owned Proprietary Rights, or asserted any competing claim of right to use or own any of, the Company-Owned Proprietary Rights.

(vii) Royalties and Licenses. Except as set forth on Section 3.12(a) of the Company Disclosure Schedule, neither the Company nor the Company Subsidiaries currently have any royalty obligations to third parties to sell their products and services.

(viii) Protection of Company Proprietary Information. To the knowledge of the Company, none of the activities of the employees of the Company or any Company Subsidiary on behalf of such entity violates any agreement or arrangement which any such employees have with former employers. To the knowledge of the Company, all employees and consultants who contributed to the discovery or development of any of the subject matter claimed in the Company’s owned patent applications did so either (x) within the scope of their employment such that, in accordance with applicable Law, all rights to such developed subject matter became the exclusive property of the Company or the Company Subsidiary or (y) pursuant to written agreements assigning all rights to such developed subject matter to the Company or a Company Subsidiary. Assignment documents assigning to Company all rights of such employees, contractors and consultants have been duly filed in all relevant patent offices worldwide for all non-provisional patent applications and patents owned in whole or in part by Company. To the knowledge of the Company, each employee, contractor or consultant of the Company who has knowledge of any of the Company’s proprietary information relating to the manufacturing processes, or the formulation of the products, of the Company or a Company Subsidiary has executed and delivered to the Company an agreement or agreements restricting such person’s right to use and disclose confidential information of the Company.

(ix) No Restrictions. Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no settlements, consents, judgments, orders or similar obligations required by a Government Entity to which the Company or any Company Subsidiary is party that: (i) restrict any Company-Owned Proprietary Rights, (ii) restrict the conduct of the business of the Company, the Company Subsidiaries or any of their employees; or (iii) grant third parties any material rights under Company-Owned Proprietary Rights. Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no forbearances to sue, settlements or similar obligations to which the Company or any Company Subsidiary is party that: (i) restrict any Company-Owned Proprietary Rights, (ii) restrict the conduct of the business of the Company, the Company Subsidiaries or any of their employees; or (iii) grant third parties any material rights under Company-Owned Proprietary Rights, other than non-exclusive licenses granted in the ordinary course of business to distributors, resellers or customers.

(x) Confidentiality. To the knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect, no material trade secret of the Company has been disclosed or authorized to be disclosed to any third party in violation of confidentiality obligations to the Company and, to the knowledge of the Company, no party to a nondisclosure agreement with the Company is in breach or default thereof.

(xi) No Impairment. To the knowledge of the Company and except as would not reasonably be expected to have a Company Material Adverse Effect, the execution of, the delivery of, the consummation of the Offer and Merger contemplated by, and the performance of the Company’s obligations under, this Agreement will not result in any loss or impairment of any Company-Owned Proprietary Rights. To the knowledge of the Company, neither government funding nor government, academic or non-profit research facilities were used in the development of any of the patent applications owned by the Company.

(b) With respect to property other than Company-Owned Proprietary Rights, the Company and each Company Subsidiary has all assets, properties, rights and contracts necessary to permit the Company and the Company Subsidiaries to conduct their business as it is currently being conducted, except where the failure to have such assets, properties, rights and contracts would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has good and marketable title to all of its properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet (except properties, interests in properties and assets sold or otherwise disposed of since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice), or with respect to leased properties and assets, valid leasehold interests in such properties and assets, in each case, free and clear of all imperfections of title, restrictions, encroachments, liens and easements, except (i) liens for current Taxes not yet due and payable, that are payable without penalty or that are being contested in good faith by appropriate proceedings, (ii) such imperfections of title, restrictions, encroachments, liens and easements as do not and could not reasonably be expected to materially detract from or interfere with the use or value of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which are reflected on the Company Balance Sheet. There are no written or oral subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any real property leased by the Company or any Company Subsidiary (collectively, the “Real Property”), and there is no person in possession of the Real Property other than the Company and the Company Subsidiaries. There is no pending, or, to the knowledge of the Company, threatened eminent domain, condemnation or similar proceeding affecting any Real Property leased by the Company or a Company Subsidiary. To the knowledge of the Company, the property and equipment of the Company and each Company Subsidiary that are used in the operations of business are (i) in good operating condition and repair and (ii) have been maintained in accordance with normal industry practices. Section 3.12(b) of the Company Disclosure Schedule lists all Real Property leased by the Company or a Company Subsidiary, and neither the Company nor any Company Subsidiary owns any Real Property.

3.13. Insurance. All policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and the Company Subsidiaries are in full force and effect in all material respects, are reasonably adequate for the businesses engaged in by the Company and the Company Subsidiaries and are in conformity in all material respects with the requirements of all leases or other agreements to which the Company or the relevant Company Subsidiary is a party and, to the knowledge of the Company, are valid and enforceable in accordance with their terms. Neither the Company nor any Company Subsidiary is in default in any material respect with respect to any provision contained in such policy or binder nor has any of the Company or a Company Subsidiary failed to give any notice or present any material claim under any such policy or binder in due and timely fashion. All premiums for each policy or binder have been paid for the current period, and there are no outstanding premium finance payments due for such period. There are no material outstanding unpaid claims under any such policy or binder. Neither the Company nor any Company Subsidiary has received notice of cancellation or non-renewal of any such policy or binder. All applications for the Company’s currently effective directors’ and officers’ insurance were true, correct and complete in all material respects when submitted to the carrier. No coverage limits of insurance policies covering the Company or a Company Subsidiary have been exhausted.

3.14. Commercial Relationships. During the last twelve months prior to the date of this Agreement, none of the Company’s or the Company Subsidiaries’ material suppliers, collaborators, distributors, licensors or licensees has canceled or otherwise terminated its relationship with the Company or a Company Subsidiary or has materially altered its relationship with the Company or a Company Subsidiary, and the Company has not received any written threat or notice from any such entity, to terminate, cancel or otherwise materially modify its relationship with the Company or a Company Subsidiary.

3.15. Tax Matters.

(a) For purposes of this Agreement, the term “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means all United States federal, state and local, and all non-U.S., income, profits, franchise, gross receipts, payroll, transfer, sales, employment, social security, unemployment insurance, workers’ compensation, use, property, excise, value added, ad valorem, estimated, stamp, alternative or add-on minimum, recapture, capital, withholding and any other taxes, charges, duties, impositions or assessments, and any other taxes, fees, charges, levies, excises, duties or assessments of any kind whatsoever, together with all interest, penalties and additions imposed on or with respect to such amounts. “Tax Return” means any return, declaration, report, claim for refund, tax shelter disclosure statements or information return or statement filed or required to be filed with any taxing authority in connection with the determination, assessment, collection or imposition of any Taxes, including any attachments thereto and any amendments thereof.

(b) All federal income Tax Returns and other material Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries have been timely filed. All such Tax Returns are true, correct and complete in all material respects, and all material Taxes due and payable by the Company or the Company Subsidiaries, whether or not shown on any Tax Return, have been paid except for those Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with United States generally accepted accounting principles. No claim has ever been made in writing by any taxing authority in any jurisdiction where the Company or the Company Subsidiaries do not file Tax Returns that the Company or the Company Subsidiaries are or may be subject to taxation by that jurisdiction.

(c) There are no material liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company or the Company Subsidiaries, other than with respect to Taxes not yet due and payable or those Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with United States generally accepted accounting principles.

(d) No audit is currently pending or threatened with respect to any Tax Return of the Company or the Company Subsidiaries, nor have any material deficiencies for any Taxes been proposed, asserted, threatened or assessed against the Company or the Company Subsidiaries.

(e) Neither the Company nor the Company Subsidiaries has extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax of the Company or the Company Subsidiaries.

(f) The unpaid Taxes of the Company did not, as of the date of the Company Balance Sheet, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet. The Company has not incurred any material Tax liability outside the ordinary course of business since the date of the Company Balance Sheet.

(g) The Company and the Company Subsidiaries have withheld all material Taxes required by Law or contract to be withheld from the wages, salaries or other payments to (i) employees, independent contractors, creditors, stockholders of or consultants to the Company and (ii) any other third party, and, to the extent required by applicable Law, paid to the appropriate Governmental Entity.

(h) The Company and the Company Subsidiaries are not a party to or bound by, nor do they have any obligation under, any Tax sharing, Tax indemnification or Tax allocation agreement or similar arrangement. Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any other person (other than Taxes of any member of a consolidated group of which the Company is the common parent) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.

(i) Neither the Company nor any Company Subsidiary has (i) made to any “disqualified individual” (as defined in Section 280G of the Code) any payments or (ii) been or is a party to any agreement, contract, arrangement or plan that in the case of clauses (i) or (ii) above, has resulted or will result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code (or any corresponding provisions of state, local or non-U.S. Tax Law). Neither the Company nor any Company Subsidiary is a party to, nor is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the excise Tax imposed by Section 4999 of the Code (or any corresponding provisions of state, local or non-U.S. Tax Law).

(j) Neither the Company nor the Company Subsidiaries has made any payments that have, or has been or is a party to any agreement, contract, arrangement or plan that have, resulted or will result, separately or in the aggregate, in the payment of any compensation which would be subject to the deduction limit imposed by Section 162(m) of the Code.

(k) Neither the Company nor any Company Subsidiary has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed, in whole or in part, by Sections 355 or 361 of the Code, during the last three years.

(l) Since January 1, 2006, neither the Company nor the Company Subsidiaries has (i) changed any financial or Tax accounting methods, policies or practices of the Company or any of the Company Subsidiaries, except as required by a change in United States generally accepted accounting principles or SEC rules, regulations or guidelines or applicable Law, (ii) made, revoked, or amended any material Tax election of the Company or any of the Company Subsidiaries, (iii) filed any material amended Tax Return or claim for refund of the Company or any of the Company Subsidiaries, (iv) entered into any closing agreement affecting any material Tax liability or refund of the Company or any of the Company Subsidiaries, or (iv) settled or compromised any material Tax liability or refund of the Company or any of the Company Subsidiaries.

(m) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) adjustment under Section 481 of the Code (or any corresponding or similar provisions of state, local or non-U.S. Tax Law) made prior to the Closing Date or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provisions of state, local or non-U.S. Tax Law) executed during the six (6) year period ending on the Closing Date.

(n) Neither the Company nor any of the Company Subsidiaries has engaged in any “listed transaction” identified pursuant to Treasury Regulation Section 1.6011-4(b)(2) or any corresponding or similar provisions of state, local or non-U.S. Law.

3.16. Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each material employee benefit plan (as hereinafter defined) (i) that is currently maintained, contributed (or required to be contributed) to, or sponsored by the Company or any Company Subsidiary, or (ii) to which the Company or any Company Subsidiary is a party, or (iii) with respect to which the Company or any Company Subsidiary has any material liability, including any material contingent liability, for the payment or delivery of any premiums, compensation or benefits (collectively, the “Plans”). For purposes of the preceding sentence, an “employee benefit plan” is any of the following that benefits or is intended to benefit any current or former employee or director (whether or not an employee) of, or consultant or other service provider (whether or not an employee) with respect to the Company or an ERISA Affiliate (as defined in Section 3.16(b)), or the beneficiaries of any of them: (A) a “plan” described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (B) a stock bonus, stock option, stock purchase, restricted stock, restricted stock unit, stock appreciation right, or other equity-based plan, policy, program, agreement or arrangement; or (C) an incentive, bonus, deferred compensation, welfare, retiree medical or life insurance, retirement, supplemental retirement, termination, salary continuation, severance, change in control, and any material fringe benefit or other material benefit plan, policy, program, agreement or arrangement, whether written or unwritten. With respect to each Plan, the Company has delivered to Parent a true and complete copy of each of the following, together with all amendments: (i) all documents embodying the Plan (or, where a Plan has not been reduced to writing, a summary of all material Plan terms), (ii) in the case of any funded Plan, the trust agreement or similar instrument, (iii) for each Plan subject to the requirement that annual reports be filed on a Form 5500, the two most recently filed annual reports, with schedules, financial statements and auditor’s opinion attached, (iv) in the case of each Plan intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter applicable to the Plan, (v) all related custodial agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any, and (vi) the most recent summary plan description, summaries of material modifications or similar summary and any employee handbook referencing the Plan.

(b) None of the Company or any Company Subsidiary or any other person (including an entity) that together with the Company or any Company Subsidiary is or at any relevant time was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, together with the Company and any Company Subsidiary, an “ERISA Affiliate”) has ever contributed or been required to contribute to, or has ever sponsored, maintained or participated in, (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which an ERISA Affiliate would reasonably be expected to incur liability under Section 4063 or 4064 of ERISA. Except as described in Section 3.16(b) of the Company Disclosure Schedule, the transactions contemplated by this Agreement will not, by themselves or together with any other event, cause or result in the payment, acceleration or vesting of any payment, right or benefit under any Plan.

(c) Each Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination or opinion letter from the Internal Revenue Service

(the “IRS”). No such determination or opinion letter has been revoked, and, to the Company’s knowledge, revocation has not been threatened. To the Company’s knowledge, no such Plan has been amended or operated since the date of its most recent determination or opinion letter in any respect, and no act or omission has occurred, that would adversely affect its qualification.

(d) Each Plan has been maintained and administered at all times in accordance with its material terms. Each Plan, including any associated trust or fund, has been established and administered in material compliance with the applicable provisions of ERISA, the Code and other applicable Law (including, where applicable, non-U.S. Law), and, to the knowledge of the Company, nothing has occurred with respect to any Plan that has subjected or could reasonably be expected to subject the Company or any ERISA Affiliate to any liability or penalty under Section 502 of ERISA or to any tax under Chapter 43 of the Code. All filings and reports with respect to each Plan required to have been submitted to the IRS, the United States Department of Labor, or any other Governmental Entity have been duly and timely submitted.

(e) No Plan provides health or life insurance benefits following retirement or other termination of employment, and neither the Company nor any Company Subsidiary has any obligation to provide any such benefits following retirement or other termination of employment, in each case except for benefit continuation coverage to the extent required under Part 6 of Subtitle B of Title I of ERISA.

(f) With respect to each Plan, no administrative investigation, inquiry, audit or other proceeding by the IRS, Department of Labor other Governmental Entity, and no other lawsuit, claim, or other controversy, other than claims for benefits in the ordinary course and proceedings with respect to qualified domestic relations orders, is pending or, to the knowledge of the Company, threatened.

(g) With respect to each Plan, all contributions (including salary reduction contributions), premiums and other payments (i) to the extent due, have been timely made, and (ii) to the extent not yet due, have been appropriately accrued on the books of the Company and the Company Subsidiaries.

(h) Each Plan subject to Section 409A of the Code (“Section 409A”) has been operated in good faith compliance with Section 409A. No Plan, which is subject to the requirements of Section 409A, violates such requirements. All Company Options granted by the Company after October 3, 2004 or which vest or vested (in whole or in part) after December 31, 2004, have (or, if already terminated, had) an exercise price that was not less than the fair market value of the underlying stock as of the date such Company Option was granted. The Company is not a party to, nor is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Tax imposed by Section 409A(a)(1)(B) of the Code.

(i) Except for the plans listed on Section 3.16(a) of the Company Disclosure Schedule, no Plan is subject to the Laws of a jurisdiction other than the United States, whether or not United States Law also applies. For purposes of the preceding sentence, the Commonwealth of Puerto Rico, Guam, American Samoa, the Northern Marianna Islands and the Virgin Islands shall be considered jurisdictions other than the United States.

(j) Each Plan and its related documentation or agreement, summary plan description, or other written communication distributed generally to employees by its terms expressly and adequately reserves the right to amend and terminate such Plan, and each Plan may be terminated without material liability to the Company or any Company Subsidiary, except for vested benefits accrued through the date of termination and the administrative and professional costs incurred in such transaction. Except as listed in Section 3.16(j) of the Company Disclosure Schedule, no Plan includes in its assets any securities issued by the Company or any of Company Subsidiary.

3.17. Employee Relations.

(a) Except as otherwise provided in this Section 3.17(a), upon termination of the employment of any employees or the service relationship of any director or consultant, none of the Company, the Company Subsidiaries, the Surviving Corporation nor Parent shall be liable, by reason of the Offer or Merger, to any of such employees, directors, or consultants for severance pay or any other similar payments (other than accrued salary, vacation or sick pay in accordance with normal policies), except as set forth in Section 3.17(a) of the Company Disclosure Schedule.

(b) The Company and each Company Subsidiary (i) is in compliance in all material respects with all applicable foreign, Federal, state and local Laws, rules and regulations respecting employment, employment practices, occupational safety and health, terms and conditions of employment and wages and hours, in each case, with respect to employees, (ii) has withheld all material amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to employees, (iii) is not liable for any material arrears of wages, salaries, commissions, bonuses or other direct compensation for any services performed or amounts required to be reimbursed to any employees or consultants or any material taxes or any penalty for failure to comply with any of the foregoing, and (iv) is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice), except for matters that, individually or in the aggregate, could not reasonably be expected to result in a liability in excess of $1 million.

(c) No work stoppage or labor strike against the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Company Subsidiary is involved in or, to the knowledge of the Company, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any employee, including without limitation charges of unfair labor practices or discrimination complaints that, if adversely determined, could reasonably be expected to result in material liability to the Company. Neither the Company nor any Company Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act that could reasonably be expected to result in material liability to the Company. Neither the Company nor any Company Subsidiary is presently, nor has it been since January 1, 2006, a party to or bound by any collective bargaining agreement or union contract with respect to employees other than as set forth in Section 3.17 of the Company Disclosure Schedule and no collective bargaining agreement is being negotiated by the Company or any Company

Subsidiary. To the knowledge of the Company, no union organizing campaign or activity with respect to non-union employees of the Company or any Company Subsidiary is ongoing, pending or threatened.

(d) Section 3.17(d) of the Company Disclosure Schedule sets forth a list, as of the date of this Agreement, of all independent contractors currently performing services relating to the Company or any Company Subsidiary or under contract to perform such future services for the Company or any Company Subsidiary. All such individuals have acknowledged in writing that they are not employees of the Company or any Company Subsidiary and are not entitled to any employee compensation or benefits. Accurate and complete copies of all written agreements with any such independent contractor have been made available to Parent.

(e) Section 3.17(e) of the Company Disclosure Schedule lists, as of the date of this Agreement, each written agreement with any current employee, director or officer of the Company or any Company Subsidiary (i) under which the amount or timing of benefits are contingent, or the terms are altered, upon the occurrence of a transaction involving the Company or any Company Subsidiary of the nature of any of the transactions contemplated by this Agreement, (ii) providing any term of employment or compensation guarantee, or (iii) providing severance benefits or other benefits after the termination of employment of such employee, director or officer.

3.18. Environmental Matters. Notwithstanding anything else in this Agreement to the contrary, this Section 3.18 shall constitute the sole representations and warranties with respect to environmental matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect or as set forth in Schedule 3.18 of the Company Disclosure Schedule:

(a) Neither the Company nor any of the Company Subsidiaries is in violation of, or has been notified in writing by any Governmental Entity at any time since January 1, 2007 that it is in violation of any Environmental Law (as defined in Section 3.18(e)(i)). There has been no generation, use, handling, storage or disposal of any Hazardous Materials (as defined in Section 3.18(e)(ii)) by the Company or any of the Company Subsidiaries in violation of any Environmental Law at any property currently owned or operated by, or premises leased by, the Company or any of the Company Subsidiaries during the period of the Company’s or such Company Subsidiary’s ownership, operation or lease which created any requirement pursuant to Environmental Law for the Company or any Company Subsidiary to remediate such property.

(b) No property currently or formerly owned or operated by, or premises currently or formerly leased by, the Company or any of the Company Subsidiaries is listed, or to the Company’s knowledge, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or on any comparable state governmental lists. Neither the Company nor any Company Subsidiary has received written notification of, and the Company has no knowledge of, any potential responsibility or liability of the Company or any Company Subsidiary pursuant to the provisions of (i) CERCLA, or (ii) any similar Federal, state, local, foreign or other Environmental Law.

(c) The Company and the Company Subsidiaries have obtained all permits required by Environmental Law necessary to enable them to conduct their respective businesses as currently conducted and are in compliance with such permits. All such permits are in full force and effect and, to the Company’s knowledge, there are no pending or threatened claims that seek the revocation, cancellation, suspension or any adverse modification of any such permits.

(d) The Company previously has made available to Parent copies of all environmental site assessments prepared by any person, and permits required under Environmental Laws and all other material correspondence with Governmental Entities in the Company’s possession relating to compliance with Environmental Laws.

(e) For purposes of this Agreement:

(i) “Environmental Laws” means any applicable Federal, state or local Laws, in each case as amended and in effect in the jurisdiction in which the applicable site or premises are located, pertaining to the protection of human health, safety or the environment, including without limitation, the following statutes and all regulations promulgated thereunder: CERCLA; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq.; any state or local statute of similar effect; and any Laws relating to protection of the environment which regulate the management or disposal of biological agents or substances including medical or infectious wastes;

(ii) “Hazardous Materials” means (A) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “chemical substances,” “toxic substances,” “toxic pollutants,” “pollutants,” “contaminants,” “pesticides,” or “oil” as defined in any applicable Environmental Law, or (B) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law; and

(iii) “Release” has the meaning specified in CERCLA.

3.19. No Breach. Except for (a) filings with the SEC under the Exchange Act, (b) filings with the Secretary of State of Delaware contemplated herein, (c) the filing of a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act, as amended (the “HSR Act”) and any similar filings in foreign jurisdictions and (d) matters listed in Section 3.19 of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) violate any provision of the certificate of incorporation or bylaws of the Company, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, require any notice, waiver or action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment under or constitute (or with notice or lapse of time or both constitute) a default under, any material instrument, contract or other agreement to which the Company or any Company Subsidiary is a party or to which any of them or any of their assets or properties is bound or subject, (iii) violate any Law applicable to the Company or the Company Subsidiaries or by which any of the Company’s or the Company Subsidiaries’ assets or properties is bound, (iv) violate any Permit, (v) require any filing with, notice to, or permit, consent or approval of, any Governmental Entity, or (vi) result in the creation of any lien or other encumbrance on the assets or properties of the Company or a Company Subsidiary, excluding from the foregoing clauses (ii), (iii), (iv), (v), and (vi) violations, breaches and defaults which, and filings, notices, waivers, permits, consents and approvals the absence of which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and would not materially increase the costs of consummation of the Offer and the Merger.

3.20. Board Approvals; Anti-Takeover; Vote Required.

(a) The Company Board of Directors, at a meeting duly called and held at which all directors were present, has unanimously (i) duly and validly approved and taken all corporate action required by applicable Law to be taken by the Company Board of Directors to adopt this Agreement and thereby authorize the consummation of the transactions contemplated hereby, (ii) resolved that this Agreement is advisable and in the best interests of the stockholders of the Company, and (iii) subject to the other terms and conditions of this Agreement, resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to Sub pursuant to the Offer, and, if necessary, adopt this Agreement and thereby approve the Merger (such recommendation being referred to herein as the “Company Board Recommendation”), and, as of the date of this Agreement, none of the aforesaid actions by the Company Board of Directors has been amended, rescinded or modified.

(b) As of the date of this Agreement and assuming the truthfulness of the representation set forth in Section 4.7, the Company Board of Directors has taken all action necessary under applicable Law to ensure that no restrictions contained in any “fair price,” “control share acquisition,” “business combination” or similar statute (including Section 203 of the DGCL) will apply to the execution, delivery or performance of this Agreement and the tender and voting Agreements with the Principal Stockholders.

(c) If approval by the Company’s stockholders is required under the DGCL to adopt this Agreement and thereby approve the Merger, assuming the truthfulness of the representation set forth in Section 4.7, the only votes necessary for such adoption and approval are the affirmative votes of the holders of a majority of the outstanding Shares.

(d) The Company (acting through a compensation committee of the Company’s Board of Directors composed solely of independent directors (as such term is used in Rule 14d-10(d) under the Exchange Act)) has taken all steps necessary to cause each compensation, severance or other benefit agreement, arrangement or understanding between the Company or a Company Subsidiary and any of its or their current or former officers, directors or employees to be approved as an employment compensation arrangement and to satisfy the requirements of the non-exclusive safe-harbor set forth in Rule 14d-10(d) under the Exchange Act. The Company has provided or made available copies of all resolutions adopted or actions taken in connection with such employment compensation arrangements.

3.21. Financial Advisor.

(a) The Company Board of Directors has received the opinion of Piper Jaffray & Co. to the effect that, as of the date of such opinion, the consideration to be received in the Offer and the Merger, taken together, by the holders of the Shares (other than as set forth in such opinion) is fair, from a financial point of view, to such holders. The Company shall forward to Parent, solely for informational purposes, a copy of the written version of such opinion promptly following the execution of this Agreement and in no event later than two (2) business days after the date of this Agreement.

(b) Other than Piper Jaffray & Co., no broker, finder, agent or similar intermediary has acted on behalf of the Company in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Company, or any action taken by the Company. The Company previously has provided or made available to Parent a copy of the Piper Jaffray & Co. engagement letter, and the fees set forth therein are the only fees payable by the Company to Piper Jaffray & Co.

3.22. Information in the Offer Documents and the Schedule 14D-9. The information supplied by the Company expressly for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9, including any amendments thereof and supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9, including any amendments thereof and supplements thereto, will comply in all material respects with the provisions of applicable federal securities and Delaware corporation Laws and, on the date filed with the SEC and on the date first published or sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that the Company makes no representation or warranty with respect to statements made in the Schedule 14D-9, including any amendments thereof and supplements thereto, based on information furnished by Parent or Sub expressly for inclusion therein. The Company has obtained all necessary consents to permit the inclusion in its entirety, and a fair summary of the analysis underlying, the fairness opinion of Piper Jaffray & Co. in the Schedule 14D-9, including any amendments thereof and supplements thereto. As of the date of this Agreement, each member of the Company Board of Directors and each executive officer of the Company has advised the Company that his or her current intention is to tender all Shares, if any, beneficially owned by him or her pursuant to the Offer.

3.23. Information in the Proxy Statement. The Proxy Statement, if any, (and any amendment thereof and supplement thereto) at the date mailed to the Company’s stockholders and at the time of any meeting of the Company stockholders to be held in connection with the

Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied in writing by Parent or Sub expressly for inclusion in the Proxy Statement, including any amendments thereof and supplements thereto. The Proxy Statement, including any amendments thereof and supplements thereto, as to information supplied by the Company for inclusion therein, will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and all applicable federal securities and Delaware corporation Laws. The Company has obtained all necessary consents to permit the inclusion in its entirety, and a fair summary of the analysis underlying, the fairness opinion of Piper Jaffray & Co. in the Proxy Statement, including any amendments thereof and supplements thereto.

SECTION 4- REPRESENTATIONS AND WARRANTIES OF PARENT

Parent and Sub hereby make the following representations and warranties to the Company:

4.1. Organization. Parent is a société à responsabilité limitée duly incorporated under the Laws of Luxembourg. All of the issued and outstanding capital stock of Sub is owned, beneficially and of record, by Parent. Except for obligations and liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Sub has not and, prior to the Acceptance Time, will not have incurred, directly or indirectly, any material obligations or liabilities or engaged in any business activities or entered into any agreements or arrangements with any person that would impair in any material respect the ability of each of Parent and Sub, as the case may be, to perform its respective obligations under this Agreement or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.2. Authority to Execute and Perform Agreement.

(a) Parent and Sub have the power and authority to enter into, execute and deliver this Agreement and to perform fully their obligations hereunder and the transactions contemplated hereby. The Board of Directors of each of Parent and Sub has approved this Agreement and the transactions contemplated hereby. No approval by Parent’s stockholders is required to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Sub and constitutes a valid and binding obligation, enforceable against them in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

(b) Except for (i) filings with the SEC under the Exchange Act, (ii) filings with the Secretary of State of Delaware contemplated herein, and (iii) the filing of a Notification and Report Form under the HSR Act and any similar filings in foreign jurisdictions, the execution, delivery and performance of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby will not (A) violate any provision of the certificate of incorporation or bylaws or similar organizational documents of Parent or Sub, (B) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, require any notice or action under, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment under or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which Parent or Sub is a party or to which either of them or any of their respective assets or properties is bound or subject, (C) violate any Law applicable to Parent or Sub or by which any of their respective assets or properties is bound, (D) violate any governmental permit, (E) require any filing with, notice to, or permit, consent or approval of, any Governmental Entity, excluding from the foregoing clauses (B), (C), (D) and (E) violations, conflicts breaches, modifications and defaults which, and filings, notices, permits, consents and approvals the absence of which, in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Parent and Sub to consummate the transactions contemplated hereby.

4.3. Information in the Offer Documents. The information supplied by either of Parent or Sub expressly for inclusion or incorporation by reference in the Offer Documents or the Schedule TO, including any amendments thereof and supplements thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Schedule TO, including any amendments thereof and supplements thereto, will comply in all material respects with the provisions of applicable federal securities Laws and Delaware corporate Laws and, on the date filed with the SEC and on the date first published or sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except that neither of Parent or Sub makes any representation or warranty with respect to statements made in the Schedule TO, including any amendments thereof and supplements thereto, based on information furnished by the Company expressly for inclusion therein.

4.4. Information in the Proxy Statement. The Proxy Statement, if any (and any amendment thereof and supplement thereto), at the date mailed to the Company’s stockholders and at the time of any meeting of the Company stockholders to be held in connection with the Merger, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by either of Parent or Sub other than with respect to statements made therein based on information supplied by the Parent or Sub expressly for inclusion in the Proxy Statement, including any amendments thereof and supplements thereto. The Proxy Statement, as to information supplied by either of Parent or Sub for inclusion therein, will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and all applicable federal securities and Delaware corporation Laws.

4.5. Sub. Sub is duly organized, validly existing and in good standing as a Delaware corporation. Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

4.6. Financing. Parent currently has available to it, and Parent will cause Sub to have, (i) at the Acceptance Time, sufficient unrestricted funds to pay in full for all Shares validly tendered into the Offer, subject to the terms and conditions of the Offer and this Agreement and (ii) at the Effective Time, sufficient unrestricted funds to pay in full the Merger Consideration, subject to the terms and conditions of this Agreement.

4.7. Ownership of Shares. On the date hereof, Parent and Sub own no Shares, and (other than as provided herein) own no additional rights to purchase Shares through any option from any other person. Neither Parent nor Sub is, or at any time during the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

4.8. Litigation. As of the date of this Agreement, there are no actions, suits or claims or legal, administrative or arbitration proceedings pending or, to the knowledge of Parent, threatened against Parent or Sub, or any of their officers or directors (in their capacity as such) that individually or in the aggregate would reasonably be expected to prevent, enjoin, alter or delay the Offer or the Merger.

4.9. Financial Advisor. Parent, and not the Company, shall be liable for any fee or other commission payable to any broker, finder, agent or similar intermediary engaged by Parent or Sub in connection with the transactions contemplated hereby, including J.P. Morgan Securities Inc.

4.10. No Additional Representations. Parent acknowledges and agrees that except as expressly set forth in this Agreement, neither the Company nor any of the Company Subsidiaries nor any of their Representatives has made any representation or warranty, express or implied, to Parent or any of its representatives in connection with this Agreement, the Offer, the Merger or any of the other transactions contemplated hereby. Without limiting the generality of the foregoing, Parent acknowledges and agrees that neither the Company nor any of the Company Subsidiaries nor any of their Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of the Company Subsidiaries made available to Parent and its representatives, except as expressly set forth in this Agreement, and neither the Company nor any other person shall be subject to any liability to Parent or any other person, resulting from the Company’s having made available to Parent or its Representatives such information, including in the “data room,” management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, neither the Company nor any of the Company Subsidiaries nor any of their Representatives makes any representation or warranty to Parent with respect to any financial projection or forecast relating to the Company or any of the Company Subsidiaries.

SECTION 5 - COVENANTS AND AGREEMENTS

5.1. Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each Company Subsidiary shall, except to the extent that Parent shall otherwise consent in writing and except as otherwise expressly provided in this Agreement or on Schedule 5.1, carry on its business in the ordinary course, in substantially the same manner as heretofore conducted. Without limiting the generality of the foregoing, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or except as otherwise specifically provided in, or in furtherance of any action permitted to be taken by, this Agreement or as specifically provided on Schedule 5.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall observe the following covenants:

(a) Affirmative Covenants Pending Closing. The Company shall:

(i) Preservation of Personnel. Except for actions taken in the ordinary course of business consistent with past practices, use commercially reasonable efforts to preserve intact and keep available the services of present employees of the Company and the Company Subsidiaries;

(ii) Insurance. Use commercially reasonable efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of this Agreement;

(iii) Preservation of the Business; Maintenance of Properties, Contracts. Use commercially reasonable efforts to preserve the business of the Company, to develop, commercialize and pursue regulatory approvals for the Company’s product candidates and products and to advertise, promote and market the products of the Company and the Company Subsidiaries, and use commercially reasonable efforts to keep the Company’s properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of the Company’s business on a basis consistent with past practice;

(iv) Intellectual Property Rights. Use commercially reasonable efforts to preserve and protect the Company-Owned Proprietary Rights;

(v) Company Options and Company RSUs. Use commercially reasonable efforts with respect to Company Options and Company RSUs to effectuate the terms of this Agreement, provided, however, that Parent shall have the right to approve any agreements to modify material terms of the underlying instruments (such approval not to be unreasonably withheld, delayed or conditioned); and

(vi) Regulatory Matters. Notify and consult with Parent promptly (A) after receipt of any material communication from any Governmental Entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a Governmental Entity, and (B) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

(b) Negative Covenants Pending Closing. The Company shall not:

(i) Disposition of Assets. Sell or transfer, or mortgage, pledge, lease, license or otherwise encumber any of its assets, including the Company-Owned Proprietary Rights, other than sales, transfers, mortgages, pledges, leases, licenses or other encumbrances in the ordinary course of business and in amounts not exceeding, in the aggregate, $250,000;

(ii) Liabilities. Incur any indebtedness for borrowed money in excess of $250,000 in the aggregate or incur any obligation or liability or enter into any contract or commitment involving potential payments to or by the Company or any Company Subsidiary, other than in the ordinary course of business consistent with past practice, in an amount aggregating in excess of $500,000;

(iii) Compensation. Change the compensation payable to any officer, director, employee, agent or consultant, or enter into any employment, severance, retention or other agreement or arrangement with any officer, director, employee, agent or consultant of the Company or a Company Subsidiary, or adopt, or increase the benefits (including fringe benefits) under, any employee benefit plan or otherwise, except (A), in each case, as required by Law or in accordance with existing agreements disclosed in the Company Disclosure Schedule and (B), in the case of compensation for employees, agents or consultants who are not officers or directors, in the ordinary course of business consistent with past practice; or make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise;

(iv) Capital Stock. Make any change in the number of shares of its capital stock authorized, issued or outstanding or grant or accelerate the exercisability of any option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, declare or pay any dividend or other distribution with respect to any shares of its capital stock, sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock; provided, however, the foregoing limitations shall not apply in connection with (1) the payment (which shall be in cash) of any dividends required to made under the Company’s certificate of incorporation, as in effect on the date hereof and (2) the conversion or exercise of convertible securities outstanding on the date of this Agreement, including, without limitation, the issuance of Shares upon the exercise of Company Options;

(v) Certificate of Incorporation, By laws, Directors and Officers. Cause, permit or propose any amendments to the certificate of incorporation or bylaws of the Company or any Company Subsidiary or elect or appoint any new officers;

(vi) Acquisitions. Make, or permit to be made, any material acquisition, lease, investment, or capital contribution outside the ordinary course of business consistent with past practice;

(vii) Capital Expenditures. Authorize any single capital expenditure in excess of $250,000 or capital expenditures which in the aggregate exceed $750,000;

(viii) Accounting Policies. Except as may be required as a result of a change in Law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

(ix) Taxes. Make, revise or amend any material Tax election or settle or compromise any material federal, state, local or non-U.S. Tax audit or proceeding, change any annual tax accounting period, change any material method of Tax accounting, enter into any closing agreement relating to any material Tax, file any amended material Tax Return, prepare or file any material Tax Return in a manner inconsistent with past practice, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(x) Legal. Commence, settle or compromise any pending or threatened suit, action or claim which (A) is material to the business of the Company and the Company Subsidiaries, taken as a whole or otherwise involves the payment by the Company of an amount in excess of $500,000, in the aggregate, for all such suits, actions or claims, (B) would involve restrictions on the business activities of the Company or any Company Subsidiary or (C) would involve the issuance of Company securities;

(xi) Extraordinary Transactions. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the Company Subsidiaries (other than the Offer and Merger); or take any action to render inapplicable, or to exempt any person from the provisions of the DGCL or any other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares of capital stock;

(xii) Payment of Indebtedness. Pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Company Balance Sheet or incurred in the ordinary course of business since the date of the Company Balance Sheet;

(xiii) Loans and Advances. Make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly-owned subsidiaries of the Company or customary advances to employees for travel and business expenses in the ordinary course of business);

(xiv) WARN Act. Effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 or effectuate any similar action under any foreign Law;

(xv) New Agreements/Amendments. Except as contemplated in this Agreement, enter into or modify, or permit a Company Subsidiary to enter into or modify, any material license, development, research, or collaboration agreement, lease or other similar contract with any other person;

(xvi) Confidentiality and Non-Competition Agreements. Modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement or non-competition agreement to which the Company is a party;

(xvii) Authorizations, Agreements and Obligations. Authorize or commit or agree, in writing or otherwise, to take, any of the foregoing actions.

(c) Advice of Changes. The Company shall promptly advise Parent orally and in writing of any change or event that has had or would reasonably be expected to have a Company Material Adverse Effect.

5.2. No Solicitation.

(a) The Company has, and will cause its Representatives (as defined below) to have, ceased and terminated all existing discussions, negotiations and communications with any persons (other than Parent, Sub or any of their respective Subsidiaries or Representatives) with respect to any offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated hereby, involving: (A) any consolidation, tender offer, business combination, merger or similar transaction involving the Company or any Company Subsidiary; (B) any recapitalization, restructuring, liquidation or dissolution of the Company or any Company Subsidiary, (C) any issuance by the Company individually or in the aggregate of over fifteen percent (15%) of its equity securities or (D) any sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or its Subsidiaries (including for this purpose the outstanding equity securities of the Company’s Subsidiaries) for consideration equal to fifteen percent (15%) or more of the market value of all of the outstanding Shares on the last trading day prior to the date of this Agreement or fifteen percent (15%) of the consolidated total assets of the Company and the Company Subsidiaries (each of clauses (A)-(D), an “Acquisition Proposal”). Except as provided in this Section 5.2, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not and shall not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of the Company Subsidiaries (collectively, “Representatives”) to directly or indirectly (i) initiate, solicit or knowingly encourage, or knowingly take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any non-public information or data to, any person (other than Parent or any of its affiliates or Representatives) relating to any Acquisition Proposal. The Company agrees that any material violations of the restrictions set forth in this Section 5.2 by any of its Representatives shall be deemed to be a material breach of this Agreement (including this Section 5.2) by the Company. Notwithstanding the foregoing, nothing contained in this Section 5.2 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

(b) Notwithstanding anything to the contrary set forth in this Agreement, prior to the Acceptance Time, the Company and its Representatives may furnish non-public information regarding the Company to any person and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, such person has, in the absence of any material violation of this Section 5.2 by the Company, submitted a bona fide written proposal to the Company relating to any such Acquisition Proposal which the Board of Directors determines in good faith, after consultation with its financial advisor, is or is reasonably expected to lead to a Superior Proposal. From and after the date hereof and prior to the Acceptance Time, the Company shall within twenty-four (24) hours notify the Parent in writing in the event that the Company or any of the Company Subsidiaries or Representatives receives (i) any Acquisition Proposal, (ii) any request for non-public information relating to the Company or any of the Company Subsidiaries other than requests for information in the ordinary course of business and, in the good faith judgment of the Company Board of Directors, unrelated to an Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide Parent within such twenty-four (24) hour period with the identity of such Person and a copy of such Acquisition Proposal, inquiry or request (or, where such Acquisition Proposal is not in writing, a description of the material terms and conditions of such Acquisition Proposal, inquiry or request). The Company shall keep the Parent reasonably informed in writing (and in any event no later than twenty-four (24) hours after the occurrence) of any material changes, developments, discussions or negotiations relating to any Acquisition Proposal and provide Parent with copies of all documents received or provided by the Company related to such Acquisition Proposal. Without limiting the foregoing, the Company shall within twenty-four (24) hours notify the Parent in writing if the Company determines to begin providing non-public information or to engage in discussions or negotiations concerning an Acquisition Proposal. The Company shall not, and shall cause the Company Subsidiaries not to, enter into any agreement with any person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to Parent, and, if the Company is a party to any agreement that would prohibit the Company from providing such information to Parent, prior to providing non-public information to, or engaging in discussions or negotiations with, the counterparty to such agreement, the Company will obtain approval from the counterparty to such agreement to allow the Company to provide such information to Parent. The Company shall not, and shall cause the Company Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of the Company Subsidiaries is or becomes a party; provided, however, that the Company and the Company Subsidiaries may respond to an unsolicited Acquisition Proposal submitted to the Company by a party that is bound by a standstill agreement and may decline to enforce or cause to be enforced its rights under such standstill agreement relating to the submission of such unsolicited Acquisition Proposal if, in either case, the Company Board of Directors determines in good faith, after consultation with outside counsel, that failure to so respond or failure to decline to take such action, as the case may be, would be inconsistent with the fiduciary duties of the Company Board of Directors to the stockholders of the Company under applicable Law. The Company will promptly provide to the Parent any non-public information concerning the Company or the Company Subsidiaries provided or made available pursuant to this Section 5.2(b) which was not previously provided or made available to the Parent.

(c) Except as set forth herein, neither the Company Board of Directors nor any committee thereof shall (i) withdraw, withhold, qualify or modify, or propose publicly to withdraw, withhold, qualify or modify, in a manner adverse to the transactions contemplated by this Agreement to Parent or Sub, the Company Board Recommendation, (ii) approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal (any action referred to in the foregoing clauses (i) and (ii) being referred to as an “Adverse Recommendation Change”) or (iii) enter into any written agreement providing for the consummation of any Acquisition Proposal (an “Alternative Acquisition Agreement”).

(d) Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Time, if (i) the Company receives a written, bona fide Acquisition Proposal from a third party, (ii) a material breach by the Company of this Section 5.2 has not contributed to the making of an Acquisition Proposal and (iii) the Company Board of Directors concludes in good faith, after consultation with outside counsel and its financial advisors, such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which have been offered by Parent (if any) pursuant to this Section 5.2, the Company Board of Directors may, if it determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the fiduciary duties of the Company Board of Directors to the stockholders of the Company under applicable Law, (A) effect an Adverse Recommendation Change and/or (B) terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays the fee required by and pursuant to the terms of Section 8.2 and (2) immediately following such termination enters into a binding definitive agreement providing for such Superior Proposal; and provided, further, that the Company Board of Directors may not effect an Adverse Recommendation Change pursuant to the foregoing clause (A) or terminate this Agreement pursuant to the foregoing clause (B) unless (1) the Company shall not have breached in any material respect this Section 5.2, (2) the Company shall have provided prior written notice to the Parent, at least three (3) business days in advance (the “Notice Period”), of the Company’s intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal, (3) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with the Parent in good faith (to the extent the Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (4) following any negotiation described in the immediately preceding clause (3), such Acquisition Proposal continues to constitute a Superior Proposal. In the event of any material revisions to the terms of the Superior Proposal after the start of the Notice Period, the Company shall be required to deliver a new written notice to the Parent and to comply with the requirements of this Section 5.2 with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice. Notwithstanding the foregoing, if fewer than three (3) business days remains before the then-scheduled expiration date of the Offer, the Notice Period with respect to the Company Board of Directors effecting an Adverse Recommendation Change pursuant to the foregoing clause (A) shall equal twenty-four (24) hours, provided, however, that, in such a circumstance, the Notice Period with respect to the Company terminating this Agreement pursuant to the foregoing clause (B) shall remain three (3) business days. Any Adverse Recommendation Change shall not change the approval of the Company Board of Directors for purposes of causing any state takeover statute or other state Law to be inapplicable to the transactions contemplated by this Agreement, including each of the Offer and the Merger or by the tender and voting Agreements with Principal Stockholders. For purposes of this Agreement, a “Superior Proposal” is a bona fide written Acquisition Proposal to acquire at least fifty percent (50%) of the equity securities of the Company or at least fifty percent (50%) of the consolidated total assets of the Company and the Company Subsidiaries, (A) on terms which the Company Board of Directors determines in its good faith judgment (after consultation with its financial advisors) to be more favorable to the holders of Shares from a financial point of view than the Offer and the Merger, and (B) which the Company Board of Directors has determined in its good faith judgment (after consultation with its financial and legal advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

(e) Notwithstanding the foregoing, the Company Board of Directors may withdraw or modify the Company Board Recommendation in the absence of a Superior Proposal if the Company Board of Directors has concluded in good faith, after consultation with its outside counsel, that failure to so withdraw or modify the Company Board Recommendation would be inconsistent with the fiduciary obligations of the Company Board of Directors to the stockholders of the Company under applicable Law, provided, however, that the Company Board of Directors shall not so withdraw or modify the Company Board Recommendation unless the Company has (A) provided to the Parent at least three (3) business days prior written notice (or such shorter period as remains prior to the then-scheduled expiration date of the Offer) advising the Parent that the Company Board of Directors intends to take such action and specifying the reasons therefore in reasonable detail and (B) during such three (3) business day period, or shorter period, as the case may be, if requested by the Parent, engaged in good faith negotiations with the Parent to amend this Agreement in such a manner that obviates the need or reason for the withdrawal or modification.

(f) The Company shall promptly (but in no event later than two (2) business days after the date of this Agreement) demand that each person that, as of the date of this Agreement, has executed a confidentiality agreement in connection with a potential Acquisition Proposal return (or destroy, to the extent permitted by the terms of the applicable confidentiality agreement) all confidential information heretofore furnished to such individual or entity by or on behalf of the Company or a Company Subsidiary.

SECTION 6 - ADDITIONAL AGREEMENTS

6.1. Proxy Statement. If required by the Exchange Act, the Company shall, as soon as practicable following the expiration of the Offer, prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company, Parent and Sub shall use all commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. If at any time prior to receipt of the adoption of this Agreement by the required vote of the holders of the outstanding Shares (the “Company Stockholder Approval”) there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement to the extent required by applicable Law. The Company shall not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects. The Company shall use all commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after filing with the SEC. Subject to the terms and conditions of this Agreement, the Proxy Statement shall contain the recommendation of the Company Board of Directors in favor of the Merger.

6.2. Meeting of Stockholders of the Company. If, following the Tender Completion Time, the adoption of this Agreement by the holders of Shares is required under the DGCL in order to consummate the Merger, the Company shall take all actions in accordance with applicable Law, the Company’s certificate of incorporation and bylaws and the rules of The Nasdaq Stock Market to promptly and duly call, give notice of, convene and hold as promptly as practicable, a Special Meeting. For purposes of this Agreement, the term “Tender Completion Time” means the latest to occur of (x) the Acceptance Time, (y) the closing of the purchase of the Top-Up Shares or the failure by Sub to exercise the Top-Up Option during the exercise period provided in Section 1.10 and (z) if at least one subsequent offering period is commenced by Sub, the expiration of the last subsequent offering period related to the Offer.

6.3. Nasdaq; Post-Closing SEC Reports. Prior to the Effective Time, the Company shall cooperate with the Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The Nasdaq Stock Market to enable the delisting by the Surviving Corporation of the Shares from The Nasdaq Stock Market and the deregistration of the Shares under the Exchange Act promptly after the Effective Time. Parent will use all commercially reasonable efforts to cause the Surviving Corporation to file with the SEC (a) a Form 25 on the Closing Date and (b) a Form 15 on the first business day that is at least ten (10) days after the date the Form 25 is filed (such period between the Form 25 filing date and the Form 15 filing date, the “Delisting Period”). If the Surviving Corporation is reasonably likely to be required to file any reports pursuant to the Exchange Act during the Delisting Period, the Company will deliver to Parent at least five (5) business days prior to the Closing a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”). The Post-Closing SEC Reports provided by the Company pursuant to this Section 6.3 will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii)  comply in all material respects with the provisions of applicable Laws.

6.4. Access to Information. Prior to the Effective Time, Parent shall be entitled, through its employees and representatives, to have such access to the assets, properties, business and operations of the Company and the Company Subsidiaries as is reasonably necessary or appropriate in connection with Parent’s investigation of the Company with respect to the transactions contemplated hereby. Any such investigation and examination shall be conducted at reasonable times during business hours upon reasonable advance notice and under reasonable circumstances so as to minimize disruption to or impairment of the Company’s business. No investigation by Parent shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement. The Company shall furnish the representatives of Parent during such period with all such information and copies of such documents concerning the affairs of the Company as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives in connection with such investigation. The information and documents so provided shall be subject to the terms of the Confidentiality Agreement. Neither the Company nor any Company Subsidiary shall be required to provide access to or to disclose information where such access or disclosure would contravene any Law or binding agreement entered into prior to the date of this Agreement or would reasonably be expected to violate or result in a loss or impairment of any attorney-client or work product privilege.

6.5. Public Disclosure. The initial press release concerning the Offer and the Merger shall be a joint press release and, thereafter, subject to the other terms of this Agreement (including Section 5.2), so long as this Agreement is in effect, neither Parent, Sub nor the Company will disseminate any press release or other announcement concerning the Merger, the Offer or this Agreement or the other transactions contemplated by this Agreement to any third party, except as may be required by Law or by any listing agreement with The Nasdaq Stock Market, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, without prior consent of the other party, each party (a) may communicate information that is not confidential to the other party with financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law and (b) may disseminate material substantially similar to material included in a press release or other document previously approved for external distribution by the other parties. Each party agrees to promptly make available to the other parties copies of any written communications made without prior consultation with the other parties.

6.6. Regulatory Filings; Reasonable Efforts.

(a) As promptly as practicable after the date hereof, each of Parent, Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required under applicable Law by any Governmental Entity of competent jurisdiction in connection with the Offer, the Merger and the other transactions contemplated hereby, including, without limitation: (i) Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as required by the HSR Act, (ii) filings required by the merger notification or control Laws of the foreign jurisdictions listed on Annex I-A, and (iii) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” Laws and the securities Laws of any foreign country, or any other applicable Laws or rules and regulations of any Governmental Entity relating to the Offer and the Merger. Each of Parent and the Company will cause all documents that it is responsible for filing with any Governmental Entity under this Section 6.6 to comply in all material respects with all applicable Laws of any Governmental Entity.

(b) Each of Parent, Sub, and the Company shall promptly supply the other with any information which may be reasonably required in order to effectuate any filings or application pursuant to this Section 6.6.

(c) Each of Parent, Sub and the Company will notify the others promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any applicable Laws and rules and regulations of any Governmental Entity. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.6(a), Parent, Sub or the Company, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated hereby, including complying in all material respects with all applicable Laws and with all rules and regulations of any Governmental Entity and using reasonable best efforts to accomplish the following: (i) the causing of all the conditions set forth in SECTION 7 and in Annex I hereto to be satisfied and to consummate and make effective the Offer, the Merger and the other transactions contemplated hereby, (ii) the obtaining of all reasonably requested actions or nonactions, waivers, consents, clearances, approvals, orders and authorizations from Governmental Entities and the making of all reasonably requested registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any), (iii) the obtaining of all reasonably requested consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated hereby, and to carry out fully the purposes of, this Agreement. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, this Agreement or any of the other transactions contemplated hereby, use all reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger, this Agreement and the other transactions contemplated hereby. The Company will use reasonable best efforts to obtain any consent, approval, or waiver with respect to the Material Contracts such that no party will have a reasonable basis to maintain that the representations and warranties in Section 3.11 and clause “(ii)” of Section 3.19 are not true and correct. Nothing in this Agreement shall require Parent, the Surviving Corporation or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or proffer to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Corporation or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Entity or any other person or for any other reason.

6.7. Notification of Certain Matters; Litigation. Each party shall give prompt notice to the other parties of (a) the occurrence or non-occurrence of any event of which such party has knowledge the occurrence or non-occurrence of which would cause any representation or warranty made by such party in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, (b) any Offer Condition of which such party has knowledge is unsatisfied in any material respect as of any scheduled Expiration Date, and (c) any material failure of such party or any of its Representatives of which such party has knowledge to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, the conditions to the obligations of the parties under this Agreement or the remedies available to the party receiving such notification. Without limiting the foregoing, the Company shall, within twenty-four (24) hours after it has notice of any of the following notify the Parent of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, and (iii) any actions, suits, claims, investigations or proceedings instituted or threatened against the Company or any of its directors, officers or Affiliates, including by any stockholder of the Company, before any court or Governmental Entity, relating to or involving or otherwise affecting the Company or any Company Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or relating to this Agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions. The Company shall consult with the Parent regarding the defense or settlement of any such actions, suits, claims, investigations or proceedings and shall consider the Parent’s views with respect to such actions, suits, claims, investigations or proceedings.

6.8. Indemnification.

(a) Parent agrees that any rights to indemnification or exculpation now existing in favor of the directors or officers of the Company and the directors or officers of each Company Subsidiary (the “Indemnified Parties” and, each, an “Indemnified Party”) as provided in their respective organizational documents, in effect as of the date hereof, with respect to matters occurring at or prior to the Acceptance Time shall survive the Merger and shall continue in full force and effect for a period of six (6) years after the Acceptance Time, and Parent guarantees any such obligations of the Surviving Corporation. During such period, Parent shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would materially and adversely affect the rights thereunder of individuals who at any time on or prior to the Acceptance Time were directors or officers of the Company or directors or officers of any of Company Subsidiary in respect of actions or omissions occurring at or prior to the Acceptance Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by Law; provided, however, that in the event any claim or claims are asserted or made either prior to the Acceptance Time or within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

(b) Subject to the next sentence, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain, at no expense to the beneficiaries, in effect for six (6) years from the Effective Time, the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), so long as the annual premium therefor would not be in excess of two hundred percent (200%) of the last annual premium paid prior to the Effective Time (such two hundred percent (200%), the “Maximum Premium”), or (ii) purchase a six (6) year extended reporting period endorsement with respect to the Current D&O Insurance (a “Reporting Tail Endorsement”) and maintain such endorsement in full force and effect for its full term, provided, however, that prior to the Surviving Corporation taking any actions in clauses (i) or (ii) above, the Parent shall be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the Surviving Corporation. If the Company’s or the Surviving Corporation’s existing insurance expires, is terminated or canceled during such six (6) year period or exceeds the Maximum Premium, the Surviving Corporation shall obtain, and the Parent shall cause the Surviving Corporation to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Company’s existing directors’ and officers’ liability insurance.

(c) The obligations under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.8 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 6.8 applies shall be third party beneficiaries of this Section 6.8 and shall be entitled to enforce the covenants contained herein).

6.9. Directors.

(a) Promptly upon the payment by Sub for any Shares accepted by Sub for payment pursuant to the Offer at the Acceptance Time, which Shares represent at least a majority of the issued and outstanding Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors on the Company Board of Directors as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on the Company Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (I) such number of Shares so accepted for payment and paid for by Sub plus the number of Shares otherwise owned by Parent, Sub or any other subsidiary of Parent bears to (II) the number of such Shares outstanding, and the Company shall, at such time, cause Parent’s designees to be so elected; provided, however, that in the event that Parent’s designees are appointed or elected to the Company Board of Directors, until the Effective Time, the Company Board of Directors shall have at least three (3) directors who are directors on the date of this Agreement and who are not officers of the Company (the “Independent Directors”); and provided, further, that, in such event, if the number of Independent Directors shall be reduced below three (3) for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers or affiliates of the Company, Parent or Sub, and such persons shall be deemed to be Independent Directors for purposes of this Agreement. At such time, the Company shall, upon Parent’s request, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of (i) each committee of the Company Board of Directors, (ii) each board of directors (or similar body) of each of the Company’s Subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent required by applicable Law or the rules of any stock exchange on which the Shares are listed. Subject to applicable Law, the Company shall take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Sub’s designees). In connection with the foregoing, the Company shall promptly, at the option of Sub, either increase the size of the Company Board of Directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Sub’s designees to be elected or appointed to the Company Board of Directors as provided above.

(b) Notwithstanding anything in this Agreement to the contrary, if Parent’s designees constitute a majority of the Company Board of Directors after the Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors (or if only one (1) exists, then the vote of such Independent Director) shall be required to (i) amend or terminate this Agreement by the Company, (ii) exercise or waive any of the Company’s rights, benefits or remedies hereunder, if such action would materially and adversely affect holders of Shares other than Parent or Sub, (iii) amend the certificate of incorporation or bylaws of the Company, or (iv) take any other action of the Company Board of Directors under or in connection with this Agreement or the transactions contemplated hereby; provided, however, that if there shall be no Independent Directors as a result of such persons’ deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire Company Board of Directors.

6.10. 401(k). Except with the prior written consent of Parent, during the period from the date of this Agreement to the Effective Time, the Company shall not (i) make any discretionary contribution to the Company’s 401(k) plan, other than employer matching contributions at the rate in effect immediately prior to the date of this Agreement, or (ii) make any required contribution to the Company’s 401(k) plan in Shares. If requested by Parent in writing at least 10 days prior to the scheduled expiration date of the Offer, the Company shall terminate the Company’s 401(k) plan immediately prior to the scheduled expiration date of the Offer.

6.11. Employee Benefit Matters.

(a) From the Effective Time through December 31, 2009, Parent shall or shall cause the Surviving Corporation to either (i) continue certain Plans, (ii) permit employees of the Company and any Company Subsidiary who remain in the employment with Parent or Surviving Corporation or their respective subsidiaries following the Effective Time (“Continuing Employees”) while they remain so employed by Parent or Surviving Corporation or their respective subsidiaries, and as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including without limitation any plan intended to qualify within the meaning of Section 401(a) of the Code and any severance, vacation, sick, personal time off plans or programs and excluding any equity compensation or bonus plans, programs, agreements or arrangements) of Parent or its Affiliates, or (iii) a combination of clauses (i) and (ii), in all cases, such employee benefit plans, programs or policies shall be substantially comparable in the aggregate to those provided to such employees immediately preceding the Effective Time (it being understood that (y) from the Effective Time through December 31, 2009, Parent shall provide to Company employees entitled to benefits under a Company bonus plan total cash compensation (base salary and bonus program) that is substantially comparable in the aggregate to the total cash compensation such employees had prior to the Effective Date and, for this purpose, the bonus compensation payable under the Company bonus plans for periods after the Effective Time is assumed to be payable at the target amount set forth in the applicable Company bonus plan and (z) any bonus compensation payable to Company employees shall be payable at such time as provided for in the applicable Company bonus plan).

(b) To the extent Parent elects to have Continuing Employees and their eligible dependents participate in its or its Affiliate’s employee benefit plans, program or policies following the Effective Time, Parent shall, or shall cause the Surviving Corporation or its subsidiaries to, recognize the prior service with the Company or any Company Subsidiary, including prior service with predecessor employers where such prior service is recognized by the Company and the Company Subsidiaries as of immediately prior to the Effective Time, of each Continuing Employee in connection with all employee benefit plans, programs or policies of Parent or its Affiliates in which Continuing Employees are eligible to participate for purposes of eligibility to participate, vesting and determination of level of benefits (but not (A) for purposes of vesting stock options and other equity awards, (B) for the purposes of benefit accruals under any defined benefit pension plan or (C) to the extent that such recognition would result in duplication of benefits).

(c) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation or its subsidiaries to, cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents to the extent such Continuing Employees and their eligible dependents were not subject to such preexisting conditions and limitations and eligibility waiting periods under the comparable Plans as of the time immediately preceding the Effective Time.

(d) No provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by Company, Parent or the Surviving Corporation or under any benefit plan which Company, Parent or Surviving Corporation may maintain.

SECTION 7 - CONDITIONS PRECEDENT TO THE OBLIGATION OF PARTIES TO

CONSUMMATE THE MERGER

7.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or written waiver at or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. This Agreement shall have been adopted and the Merger thereby approved by the requisite vote of the holders of the Shares, to the extent required pursuant to the requirements of the certificate of incorporation and the DGCL.

(b) Statutes; Court Orders. No statute, rule, executive order or regulation shall have been enacted, issued, enforced or promulgated by any Governmental Entity which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing consummation of the Merger.

(c) Consummation of Offer. The Shares validly tendered and not withdrawn pursuant to the Offer shall have been accepted for payment and paid for pursuant to the Offer and the terms of this Agreement; provided, however, that neither Parent nor Sub shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Sub shall have failed to purchase any of the Shares validly tendered and not withdrawn pursuant to the Offer.

SECTION 8 - TERMINATION, AMENDMENT AND WAIVER

8.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a) By mutual written consent of Parent and the Company duly authorized by the Board of Directors of Parent and the Company Board of Directors at any time before the Effective Time, whether before or after stockholder adoption of this Agreement; or

(b) By either Parent or the Company:

(i) if at any time before the Effective Time, whether before or after stockholder adoption of this Agreement, a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, and such order, decree or ruling or other action shall have become final and non-appealable, or there shall exist any statute, rule or regulation, in each case, permanently restraining, enjoining or otherwise prohibiting (collectively, “Restraints”) the consummation of the Offer or the Merger; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall have used reasonable best efforts to prevent the entry of and to remove such Restraints in accordance with Section 6.6; or

(ii) if the Acceptance Time has not occurred by November 6, 2009 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of this Agreement has been the principal cause of, or resulted in, the failure of the Acceptance Time to have occurred by such date; or

(c) By Parent if, prior to the Acceptance Time, there has been a breach by the Company of or inaccuracy in, any representation, warranty, covenant or agreement of the Company set forth in this Agreement, which breach or inaccuracy has resulted in the conditions set forth in paragraphs (c) or (e) of Annex I not being satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within twenty (20) days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within such period); or

(d) By the Company if, prior to the Acceptance Time, there has been a breach by Parent or Sub of any representation, warranty, covenant or other agreement contained herein, or if a representation or warranty of Parent or Sub is no longer be true and correct, which situation in any case (i) would result in any of the representations and warranties of Parent and Sub set forth in this Agreement not being true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or similar terms set forth therein) except where the failure to be so true and correct does not, and would not reasonably be expected to, prevent or materially delay or hinder Parent or Sub from performing in all material respects its obligations and covenants required to be performed by it under this Agreement and (ii) has not been cured within twenty (20) days following notice by the Company; or

(e) By Parent, at any time prior to the Acceptance Time, if (i) (A) the Company Board of Directors shall have (1) effected an Adverse Recommendation Change, (2) recommended to the Company’s stockholders an Acquisition Proposal, or publicly announced its intention to enter into an Alternative Acquisition Agreement, (3) failed to publicly reaffirm the Company Board Recommendation within four (4) business days of Parent’s request in writing that the Company Board Recommendation be publicly reaffirmed (provided that Parent is only allowed to make two (2) such reaffirmation requests prior to the Acceptance Time), or (4) failed to recommend against, or taken a neutral position with respect to, a tender or exchange offer related to an Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act; or (ii) after receiving an Acquisition Proposal, the Company shall have violated or breached in any material respect any of its obligations under Section 5.2 with respect to such Acquisition Proposal; or

(f) At any time prior to the Acceptance Time, by the Company, if the Company has received a Superior Proposal, which, after giving effect to all of the adjustments that may be offered by Parent pursuant to Section 5.2, the Company Board of Directors determines in good faith (after consultation with its financial advisors) continues to constitute a Superior Proposal, provided the Company shall not have violated or breached in any material respect any of its obligations under Section 5.2; or

(g) By Parent, if upon a vote at a duly held meeting to obtain the Company Stockholder Approval, such approval is not obtained, provided, however, that the Parent may not terminate this Agreement under this Section 8.1(g) if the Shares owned by the Parent or any of its subsidiaries shall not have been voted in favor of adopting this Agreement; or

(h) By the Company, prior to commencement of the Offer, if Sub has not commenced the Offer by May 21, 2009; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.1(h) if such failure to commence the Offer has resulted from the breach of this Agreement by the Company or if the Company has not provided Sub with a Schedule 14D-9 the Company is prepared to file, without further revisions, upon commencement of the Offer; or

(i) By Parent, at any time prior to the Acceptance Time, if there shall have occurred a Company Material Adverse Effect.

8.2. Effect of Termination.

(a) Any termination of this Agreement under Section 8.1 hereof will be effective immediately upon the delivery of a written notice of the terminating party to the other party hereto and, if then due, payment of the Termination Fee. In the event of termination of this Agreement as provided in Section 8.1 hereof, this Agreement shall forthwith become null and void and be of no further force or effect and there shall be no liability on the part of Parent, Sub or the Company (or any of their respective directors, officers, employees, stockholders, agents or representatives), except as set forth in the last sentence of Section 6.4, SECTION 8 and SECTION 9, each of which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that (i) nothing herein shall relieve any party from liability for fraud or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement (it being understood that the failure of Parent or Sub to accept for payment and pay for the Shares validly tendered and not withdrawn pursuant to the Offer promptly following the Expiration Date in the event that all Offer Conditions have been satisfied or, to the extent permitted, waived, as of the Expiration Date shall be deemed an intentional breach by Parent and Sub pursuant to this Agreement), and (ii) no termination of this Agreement shall in any way affect the parties’ rights or obligations with respect to any Shares accepted for payment pursuant to the Offer prior to such termination.

(b) If Parent shall have terminated this Agreement pursuant to Section 8.1(e), the Company shall promptly pay Parent a termination fee (the “Termination Fee”) of $17,000,000, but in no event later than two (2) business days after the date of receipt of Parent’s termination notice. If the Company intends to terminate this Agreement pursuant to Section 8.1(f), it shall, substantially concurrent with such termination, pay Parent the Termination Fee. If Parent terminates this Agreement pursuant to Section 8.1(c) due to an intentional or knowing material breach by the Company of a covenant or agreement of the Company set forth in this Agreement, and prior to such time an Acquisition Proposal has been made that has not been withdrawn prior to the time of such termination, then the Company shall pay Parent the Termination Fee concurrent with the consummation of any Acquisition Proposal that is consummated prior to the first anniversary of the date of such termination or for which the definitive written agreement providing for the consummation of such Acquisition Proposal has been executed no later than the first anniversary of the date of such termination (it being understood that for purposes of this Section 8.2(b), the references to “fifteen percent (15%)” in the definition of “Acquisition Proposal” shall be replaced with “fifty percent (50%).” All amounts due hereunder shall be payable by wire transfer in immediately available funds to such account as Parent may designate in writing to the Company. If the Company fails to promptly make any payment required under this Section 8.2(b) and Parent commences a suit to collect such payment, the Company shall indemnify Parent for its fees and expenses (including attorneys fees and expenses) incurred in connection with such suit and shall pay interest on the amount of the payment at the prime rate of Bank of America (or its successors or assigns) in effect on the date the payment was payable pursuant to this Section 8.2(b).

8.3. Fees and Expenses. Except as set forth in Section 8.2, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated.

8.4. Amendment. Subject to applicable Law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective Boards of Directors, but after the purchase of Shares pursuant to the Offer, no amendment shall be made which decreases the Merger Consideration and, after the approval of this Agreement by the stockholders, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.5. Waiver. At any time prior to the Effective Time, either party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto or (b) waive compliance with any of the agreements of the other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided, that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

SECTION 9 - MISCELLANEOUS

9.1. No Survival. None of the representations and warranties contained herein shall survive the Effective Time.

9.2. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two (2) business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a)	if to Parent or Sub, to:

c/o Covidien

15 Hampshire Street

Mansfield, MA 02048

Attn: Vice President – Chief Mergers & Acquisitions Counsel

Telephone: (508) 261-8044

Facsimile: (508) 261-8544

with a copy to:

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Attn: Keith F. Higgins

Telephone: (617) 951-7386

Facsimile: (617) 235-0053

(b)	if to the Company, to:

VNUS Medical Technologies, Inc.

5799 Fontanoso Way

San Jose, CA 95138

Attn: President and Chief Executive Officer

Telephone: (408) 360-7200

Facsimile: (408) 365-8337

with a copy to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attn: Patrick A. Pohlen

Telephone: (650) 328-4600

Facsimile: (650) 463-4600

Any party may by notice given in accordance with this Section 9.2 to the other parties designate updated information for notices hereunder.

9.3. Entire Agreement. This Agreement (including the Schedules, Annexes and Exhibits hereto and the documents and instruments referred to herein) contains the entire agreement among the parties with respect to the Offer, the Merger and related transactions, and supersedes all prior agreements, written or oral, among the parties with respect thereto, other than the Confidentiality Agreement and the tender and voting agreements with the Principal Stockholders.

9.4. Governing Law. This Agreement and all actions arising under or in connection therewith shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof, provided, however, that the Laws of the respective jurisdictions of incorporation of each of the parties shall govern the relative rights, obligations, powers, duties and other internal affairs of such party and its board of directors.

9.5. Binding Effect; No Assignment; No Third-Party Beneficiaries.

(a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to (i) Parent, (ii) to Parent and one or more direct or indirect wholly-owned subsidiaries of Parent, (iii) to one or more direct or indirect wholly-owned subsidiaries of Parent or (iv) any direct or indirect holder of five percent (5%) or more of the capital stock of Parent or any subsidiary thereof (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent and Sub (and the assignor, if applicable) shall agree to remain liable for the performance by Parent and Sub (and such assignor, if applicable) of their obligations hereunder, including the obligation to pay in full for all Shares validly tendered into the Offer and the Merger Consideration, subject to the terms and conditions of the Offer and this Agreement; and provided, further, that in connection with any assignment under this Section 9.5(a) that would increase the amount, if any, required to be deducted or withheld from amounts payable or otherwise deliverable pursuant to this Agreement to the holders or former holders of Shares, Company Options or Company RSUs under the Tax Law of a jurisdiction outside the United States, such assignment shall be null and void unless Parent, Sub and the applicable assignee specifically agree that the last sentence of Section 2.6 shall also apply with respect to such increase such that each holder or former holder of Shares, Company Options or Company RSUs shall receive the same amount that would otherwise have been received if no such assignment been made. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(b) Other than Section 6.8, which shall confer third party beneficiary rights to the parties identified therein, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent, Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.6. Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

9.7. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

9.8. Submission to Jurisdiction; Waiver. Each of the Company, Parent and Sub irrevocably agrees that any legal action or proceeding with respect to this Agreement or the transactions contemplated hereby or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns shall be brought and determined in the state courts of the State of Delaware or, the United States District Court for the District of Delaware, and each of the Company, Parent and Sub hereby irrevocably submits with regard to any action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the Company, Parent and Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

9.9. Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.

9.10. Parent Guarantee. Parent shall cause Sub to comply in all respects with each of its representations, warranties, covenants, obligations, agreements and undertakings pursuant to or otherwise in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Sub of each of its covenants, obligations and undertakings pursuant to or otherwise in connection with this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement and hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Sub shall also be deemed to be a breach or failure to perform by Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Sub in the first instance.

9.11. Enforcement. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction without posting a bond or other undertaking restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at Law.

9.12. Rules of Construction; Certain Definitions.

(a) Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “either” and “or” are not exclusive and “include”, “includes” and “including” are not limiting; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date set forth in the initial caption of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) descriptive headings, the table of defined terms and the table of contents are inserted for convenience only and do not affect in any way the meaning or interpretation of this Agreement; (vi) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vii) references to a person are also to its permitted successors and assigns; (viii) references to an “Article”, “Section”, “Exhibit”, “Annex” or “Schedule” refer to an Article or Section of, or an Exhibit, Annex or Schedule to, this Agreement; (ix) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (x) references to a federal, state, local or foreign statute or Law include any rules, regulations and delegated legislation issued thereunder; and (xi) references to a communication by a regulatory agency include a communication by the staff of such regulatory agency. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or ruling of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(b) The following definitions apply to this Agreement: (i) references to the “Company’s knowledge” and words of similar import shall mean the actual knowledge of each of Brian Farley and Peter Osborne, after reasonable inquiry of the individuals set forth on Schedule 9.12(b), and the actual knowledge of each of the individuals set forth on Schedule 9.12(b); (ii) references to the number of Shares then outstanding “on a fully diluted basis” means the number of Shares then outstanding, together with the Shares pursuant to Company RSUs and Shares that the Company may be required to issue pursuant to Company Options that are outstanding at that date, under the Company Stock Plans, whether or not vested and whether or not their exercise prices are less than the Offer Price; (iii) the term “Governmental Entity” shall mean any foreign or domestic arbitrator, court, nation, government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial regulatory or administrative functions of, or pertaining to, government; and (iv) the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

9.13. No Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

9.14. Waiver of Jury Trial. EACH OF PARENT, COMPANY AND SUB HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY RELATED DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger under seal as of the date first stated above.

VNUS MEDICAL TECHNOLOGIES, INC.

By:	/s/ Brian Farley
Name:	Brian Farley
Title:	President and Chief Executive Officer

COVIDIEN GROUP S.A.R.L.

By:	/s/ Michelangelo Stefani
Name:	Michelangelo Stefani
Title:	General Manager

COVIDIEN DELAWARE CORP.

By:	/s/ John H. Masterson
Name:	John H. Masterson
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

Annex I

Conditions to the Offer

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Sub’s rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Sub’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), the number of Shares validly tendered (including by guaranteed delivery) and not validly withdrawn, together with any Shares beneficially owned by the Parent or any subsidiary of the Parent, does not equal at least a majority of the Shares then outstanding on a fully diluted basis (the “Minimum Condition”); (ii) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement), any waiting period (and any extensions thereof) and any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act or any provision under comparable applicable Laws of those foreign jurisdictions set forth on Annex I-A shall not have expired, or been terminated or obtained, as applicable; or (iii) any of the following events shall occur and be continuing immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement):

(a) there shall be pending any suit, action or proceeding by any Governmental Entity (i) seeking to prohibit or impose any material limitations on Parent’s or Sub’s ownership or operation (or that of any of their respective Subsidiaries) of all or any material portion of the Company’s or the Company’s Subsidiaries’ businesses or assets, taken as a whole, or to compel Parent or Sub or their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or the Company Subsidiaries or Parent, Sub and their Affiliates, (ii) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on the ability of Sub, or render Sub unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Merger, (iv) seeking to impose material limitations on the ability of Sub or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company’s stockholders, or (v) seeking to require divestiture by Parent or any of its Subsidiaries of any Shares;

(b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer, the Merger or any other transaction contemplated hereby, or any other action shall be taken by any Governmental Entity, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) of this Annex I;

(c) any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct (1) as of the date of the Merger Agreement and (2) as of the Acceptance Time except in the case of each of clauses “(1)” and “(2),” (w) for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), (x) any representation or warranty of the Company contained in Section 3.2, the first sentence of Section 3.8 and the third sentence of Section 3.5 shall be deemed untrue if it fails to be true and correct in all respects, (y) any representation or warranty of the Company contained in Section 3.3 or in Section 3.8 (other than the first sentence thereof) shall be deemed untrue if it fails to be true and correct in all material respects (it being understood that the representations and warranties in Sections 3.3(a) and 3.3(b) shall be deemed to be materially inaccurate if the Company’s actual fully diluted capitalization exceeds by more than seventeen thousand two hundred (17,200) shares the Company’s fully diluted capitalization set forth in Sections 3.3(a) and 3.3(b)), and (z) for any representation or warranty (other than any representation or warranty referred to in clauses (x) or (y) above), where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to the words “materially” or “material” or to any qualification based on the defined term “Company Material Adverse Effect” embedded in any such representation or warranty);

(d) since the date of this Agreement, there shall have occurred any events or changes which have had, or which are reasonably likely to have or constitute, individually or in the aggregate, a Company Material Adverse Effect;

(e) the Company shall have breached or failed to perform or to comply in any material respect with any agreement, obligation or covenant to be performed or complied with by it under the Merger Agreement and such breach or failure to perform or to comply shall not have been cured by the Company;

(f) Parent and Sub shall have failed to receive a certificate executed by the Company’s Chief Executive Officer or President on behalf of the Company, dated as of the then-scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (c), (d) and (e) of this Annex I have not occurred; or

(g) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Sub, may be asserted by Parent or Sub regardless of the circumstances giving rise to such condition, and may be waived by Parent or Sub in whole or in part at any time and from time to time and in the sole discretion of Parent or Sub, subject in each case to the terms of the Merger Agreement. The failure by Parent or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The term “Merger Agreement” shall be deemed to refer to the Agreement to which this Annex I is annexed. The other capitalized terms used in this Annex I shall have the meanings set forth in the Merger Agreement.

Annex I-A

NONE

Annex II

FORM OF TENDER AND VOTING AGREEMENT

TENDER AND VOTING AGREEMENT

THIS TENDER AND VOTING AGREEMENT (this “Agreement”) dated May 7, 2009, is entered into between Covidien Group S.a.r.l., a Luxembourg company (“Parent”), Covidien Delaware Corp., a Delaware corporation and direct or indirect wholly owned subsidiary of Parent (“Sub”), and                             , (“Stockholder”), with respect to (a) the shares of common stock, par value $0.001 per share (the “Shares”), of VNUS Medical Technologies, Inc., a Delaware corporation (the “Company”), (b) all securities exchangeable, exercisable or convertible into Shares, and (c) any securities issued or exchanged with respect to such Shares upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or upon any other change in the Company’s capital structure, in each case whether now owned or hereafter acquired by the Stockholder (collectively, the “Securities”).

W I T N E S S E T H:

WHEREAS, Parent, Sub and the Company have entered into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, other than to lower the price to be paid in the Offer or Merger, the “Merger Agreement”) pursuant to which Sub has agreed to make a cash tender offer as described therein and thereafter merge with and into the Company (the “Merger”) with the result that the Company becomes a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, Stockholder is the record or beneficial owner and has the power to dispose of the Securities set forth on Schedule I hereto and has the power to vote the Shares set forth thereon, except as otherwise set forth on Schedule I;

WHEREAS, Parent and Sub desire to enter into this Agreement in connection with their efforts to consummate the acquisition of the Company;

[For Chief Executive Officer only] WHEREAS, Stockholder, as an executive and stockholder of the Company, has obtained extensive and valuable knowledge, expertise and confidential information concerning the Business (as defined below), and has valuable business contacts with clients and potential clients of the Business and with professionals in the industry in which the Company operates; the Company’s reputation and goodwill are an integral part of the Company’s business success throughout the areas where it conducts the Business and if Stockholder deprives Parent or Sub of any of the Company’s goodwill or in any manner uses its reputation and goodwill in competition with Parent, Sub or the Surviving Corporation, Parent or Sub will be deprived of the benefits it has bargained for pursuant to this Agreement and the Merger Agreement; since Stockholder has the ability to compete with Parent, Sub and the

Surviving Corporation in the operation of the Business, Parent and Sub therefore desire that Stockholder enter into this Agreement; and but for Stockholder’s entry into this Agreement, Parent and Sub would not have entered into the Merger Agreement; and

WHEREAS, capitalized terms used in this Agreement and not defined have the meaning given to such terms in the Merger Agreement.

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1. Certain Covenants.

1.1 Lock-Up. Subject to Section 1.5, except as contemplated by the Merger Agreement, Stockholder hereby covenants and agrees that between the date hereof and the Termination Date, Stockholder will not (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Securities, or agree to do any of the foregoing, or (b) take any action which would have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, in connection with any transfer not involving or relating to any Acquisition Proposal (as defined in the Merger Agreement), Stockholder may transfer any or all of the Securities as follows: (i) in the case of a Stockholder that is an entity, to any subsidiary, partner or member of Stockholder, and (ii) in the case of an individual Stockholder, to Stockholder’s spouse, ancestors, descendants or any trust for any of their benefits or to a charitable trust; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, (A) each person to which any of such Securities or any interest in any of such Securities is or may be transferred (1) shall have executed and delivered to Parent and Sub a counterpart to this Agreement pursuant to which such person shall be bound by all of the terms and provisions of this Agreement, and (2) shall have agreed in writing with Parent and Sub to hold such Securities or interest in such Securities subject to all of the terms and provisions of this Agreement, and (B) this Agreement shall be the legal, valid and binding agreement of such person, enforceable against such person in accordance with its terms.

1.2 No Solicitation. Between the date hereof and the Termination Date, neither the Stockholder nor any director, officer, agent, representative, employee, affiliate, advisor, attorney, accountant or associate of Stockholder or those of its subsidiaries (collectively, “Representatives”) shall, directly or indirectly, take any action that the Company is prohibited from taking pursuant to Section 5.2 of the Merger Agreement.

1.3 Certain Events. This Agreement and the obligations hereunder will attach to the Securities and will be binding upon any person to which legal or beneficial ownership of any or all of the Securities passes, whether by operation of Law or otherwise, including without limitation, the Stockholder’s successors or assigns. This Agreement and the obligations hereunder will also attach to any additional Shares or other Securities of the Company issued to or acquired by the Stockholder.

1.4 Grant of Proxy; Voting Agreement.

(a) The Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Securities and hereby irrevocably appoints Parent as proxy for Stockholder to vote the Shares as to which Stockholder has voting power for Stockholder and in Stockholder’s name, place and stead, at any annual or special meeting of the stockholders of the Company, as applicable, or at any adjournment thereof, whether before or after the Acceptance Date (as defined in the Merger Agreement), solely for the adoption of the Merger Agreement and the approval of the Merger. Parent hereby acknowledges that the proxy granted hereby shall not be effective for any other purpose. The parties acknowledge and agree that neither Parent, nor Parent’s successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents and affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including reasonable attorney’s fees) and compensation of any kind or nature whatsoever to the Stockholder in connection with or as a result of any voting by Parent of the Shares subject to the irrevocable proxy hereby granted to Parent at any annual or special meeting of the stockholders of the Company for the purpose set forth herein.

(b) Notwithstanding the foregoing grant to Parent of the irrevocable proxy, if Parent elects not to exercise its rights to vote the Shares pursuant to the irrevocable proxy, Stockholder agrees to vote the Shares during the term of this Agreement in favor of or give its consent to, as applicable, a proposal to adopt the Merger Agreement and thereby approve the Merger at any annual or special meeting of the stockholders of the Company.

(c) This irrevocable proxy shall not be terminated by any act of the Stockholder or by operation of law, whether by the death or incapacity of the Stockholder or by the occurrence of any other event or events (including, without limiting the foregoing, the termination of any trust or estate for which Stockholder is acting as a fiduciary or fiduciaries or the dissolution or liquidation of any corporation or partnership). If between the execution hereof and the Termination Date, Stockholder should die or become incapacitated, or if any trust or estate holding the Securities should be terminated, or if any corporation or partnership holding the Securities should be dissolved or liquidated, or if any other such similar event or events shall occur before the Termination Date, certificates representing the Securities shall be delivered by or on behalf of Stockholder in accordance with the terms and conditions of the Merger Agreement and this Agreement, and actions taken by Parent hereunder shall be as valid as if such death, incapacity, termination, dissolution, liquidation or other similar event or events had not occurred, regardless of whether or not Parent has received notice of such death, incapacity, termination, dissolution, liquidation or other event.

1.5 Tender of Securities. Stockholder agrees, in exchange for the consideration described in the Merger Agreement, to (a) tender any Shares owned of record by Stockholder or for which Stockholder has sole dispositive power prior to the Commencement Date to Sub in the Offer not later than five (5) business days following the Commencement Date, and (b) tender any Shares acquired by Stockholder after the Commencement Date to Sub in the Offer not later than the earlier of (i) five (5) business days following the acquisition of such Shares or (ii) the Acceptance Date, and Stockholder shall not withdraw any Shares so tendered under clauses (a) and (b) above unless the Offer is terminated or this Agreement shall have been terminated in accordance with its terms; provided, however, that Stockholder shall not be required, for purposes of this Agreement, to exercise any unexercised Company Options held by such Stockholder or tender any Shares granted to such Stockholder under an employee benefit plan of the Company which are unvested and subject to any risk of forfeiture, and Stockholder shall not have any obligation under this Section 1.5 to tender such Stockholder’s Shares into the Offer if that tender could cause such Stockholder to incur liability under Section 16(b) of the Exchange Act.

1.6 Option.

(a) On the terms and subject to the conditions set forth herein, Stockholder hereby grants to Parent an irrevocable option (the “Option”) to purchase all of the right, title and interest of Stockholder in and to Stockholder’s Securities with a price per share equal to the Offer Price. Parent may exercise the Option in whole, but not in part, if, but only if, (i) Sub has acquired Shares pursuant to the Offer and (ii) Stockholder has failed to tender into the Offer any Shares or shall have withdrawn the tender of any Shares into the Offer in breach of this Agreement. Parent may exercise the Option at any time within the sixty (60) days following the date when such Option first becomes exercisable.

(b) In the event that Parent is entitled to and wishes to exercise the Option, Parent shall send a written notice to Stockholder specifying the place and the date for the closing of such purchase, which date shall be not more than sixty (60) days after the date of such notice; provided that in the event that prior notification to, or approval of, any Governmental Entity is required in connection with the exercise of the Option or there shall be in effect any preliminary or final injunction or other order issued by any Governmental Entity prohibiting the exercise of the Option, the period of time during which the date of the closing may be fixed shall be extended until the tenth (10th) day following the last date on which all required approvals shall have been obtained, all required waiting periods shall have expired or been terminated and any such prohibition shall have been vacated, terminated or waived.

(c) At the closing of the purchase of Stockholder’s Securities pursuant to exercise of the Option, simultaneously with the payment by Parent of the purchase price for Stockholder’s Securities, such Stockholder shall deliver, or cause to be delivered, to the Sub certificates representing Securities duly endorsed to Parent or accompanied by stock powers or other transfer documents duly executed by the Company in blank, together with any necessary stock transfer stamps properly affixed, free and clear of all Encumbrances.

(d) Parent, Sub or the Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Section 1.6 to a holder of Securities such amounts as are required to be withheld under the Code or the Treasury Regulations thereunder or any other Tax Law. To the extent that amounts are so deducted and withheld, and such deduction and withholding would have been required were Parent incorporated or organized in the United States or a subdivision thereof, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Securities in respect of which such deduction and withholding was made. To the extent any amounts are required to be deducted and withheld under the Tax Law of a jurisdiction outside the United

States, and such deduction would not have been required were Parent incorporated or organized in the United States or a subdivision thereof, additional amounts shall be paid as necessary to ensure that the Stockholder receives the same amount that would otherwise have been received as if no such deduction and withholding had been made.

1.7 Public Announcement. Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent, except as may be required by Law, including any filings with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Section 1.7 shall terminate and be null and void upon the earlier of (a) the Termination Date and (b) consummation of the Merger.

1.8 Disclosure. Stockholder hereby authorizes Parent and Sub to publish and disclose in any announcement or disclosure required by the SEC, The Nasdaq Stock Market or any other national securities exchange and in the Offer Documents and, if necessary, the Proxy Statement (including all documents and schedules filed with the SEC in connection with either of the foregoing), Stockholder’s identity and ownership of the Securities and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement. Parent and Sub hereby authorize Stockholder to make such disclosure or filings as may be required by the SEC or The Nasdaq Stock Market or any other national securities exchange.

1.9 Non-Competition and Non-Solicitation. [For Chief Executive Officer only]

(a) Stockholder agrees for a period of three (3) years immediately following the Closing Date, Stockholder will not, directly or indirectly, own, manage, control, be employed by, operate, perform, have any interest in or otherwise be engaged in or concerned with any business that develops, manufactures, sells, markets or distributes, anywhere in the world, products or devices intended for the treatment of venous reflux disease that compete with any products or devices being developed, manufactured, sold, marketed or distributed by or on behalf of the Company as of the date hereof, including without limitation any such products or devices that are under development as of the date hereof but not yet offered for sale by the Company (the “Business”); provided, however, that (i) Stockholder shall be permitted to work for a division, entity, or subgroup of any of such competing business so long as such division, entity, or subgroup does not engage in a business (including, without limitation, development, manufacturing, marketing, sales or technical or sales support) that makes such entity compete with the Business and Stockholder does not facilitate, directly or indirectly, competition with the Business, and (ii) Stockholder may also receive and hold in such situation equity in such entity that he obtains in connection with such service on the same basis as other employees similarly situated to Stockholder; provided, further, that Stockholder shall not be prohibited from owning not more than 1% of any class of securities of any entity, whether such securities are publicly traded on a recognized securities exchange or are privately held. Stockholder expressly acknowledges that the foregoing geographic area is reasonable and necessary to protect the legitimate business interests of the Company, especially given the special information and knowledge held by Stockholder. Further, Stockholder acknowledges that the Company would not proceed with the transactions contemplated by the Merger Agreement without receiving the full scope of the protections provided for hereunder and that any lesser geographic restriction would not adequately protect the Company. Stockholder also agrees that for such period, the Stockholder shall not in any way make any negative or disparaging statements or communications about the Surviving Corporation, its products or business); conversely, the Surviving Corporation, Parent and the officers thereof agree to not make any negative or disparaging comments or communications regarding Stockholder for such period.

(b) Stockholder agrees that for a period of two (2) years following the Closing Date, Stockholder will not, directly or indirectly, induce any employee to terminate his or her employment with the Surviving Corporation or hire any such employee, provided, however, the foregoing shall not prohibit Stockholder from making general solicitations through advertising, internet postings or other similar solicitations not targeted at employees of the Surviving Corporation, or from hiring any employee of the Surviving Corporation who responds to any such general solicitation without encouragement or inducement by the Stockholder.

(c) Stockholder acknowledges that the restrictions on his activities under this Agreement are necessary for the reasonable protection of Parent and Sub and constitute a material inducement to Parent and Sub entering into and performing under the Merger Agreement. Stockholder further acknowledges, stipulates and agrees that a breach of any of such obligations and agreements will result in irreparable harm and continuing damage to Parent and Sub for which there will be no adequate remedy at law and further agrees that in the event of any breach of said obligations and agreements, Parent, Sub and their successors and assigns will be entitled to injunctive relief and to such other relief as is proper under the circumstances.

(d) It is the desire and intent of the parties to this Agreement that the provisions of this Section 1.9 shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. If any covenant set forth in this Section 1.9 is determined by any court to be unenforceable by reason of its extending for too great a period of time or over too great a geographic area, or by reason of its being too extensive in any other respect, such covenant shall be interpreted to extend only for the longest period of time and over the greatest geographic area, and to otherwise have the broadest application as shall be enforceable.

2. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and Sub, as of the date hereof and as of the date Sub purchases Shares pursuant to the Offer, that:

2.1 Ownership. As of the date hereof, Stockholder holds of record or beneficially the Securities set forth on Schedule I, in each case, except as set forth on Schedule I, free and clear of all liabilities, claims, liens, options, proxies, charges, participations and encumbrances of any kind or character whatsoever, other than those arising under the securities laws or under the Company’s governance documents (collectively, “Liens”). At the time Sub purchases Shares pursuant to the Offer, Stockholder will transfer and convey to Sub good and marketable title to the Shares included in the Securities, free and clear of all Liens created by or arising through Stockholder.

2.2 Authorization. Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and has sole voting power and sole power of disposition, with respect to the Securities with no restrictions on its voting rights or rights of disposition pertaining thereto, except as set forth in the Securities or pursuant to applicable community property laws. Stockholder has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity. If the Stockholder is married and the Securities constitute community property, this Agreement has been duly authorized, executed and delivered by the Stockholder’s spouse, and this Agreement is a legal, valid and binding agreement of the Stockholder’s spouse, enforceable against the Stockholder’s spouse in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

2.3 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) require the Stockholder to file or register with, or obtain any permit, authorization, consent or approval of, any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity other than filings with the SEC pursuant to the Exchange Act, or (b) violate, or cause a breach of or default under, or conflict with any contract, agreement or understanding, any Law binding upon the Stockholder, except for such violations, breaches, defaults or conflicts which are not, individually or in the aggregate, reasonably likely to have an adverse effect on the Stockholder’s ability to satisfy its obligations under this Agreement. As of the date hereof, no proceedings are pending which, if adversely determined, will have an adverse effect on the Stockholder’s ability to vote or dispose of any of the Securities.

2.4 Stockholder Has Adequate Information. Stockholder is a sophisticated seller with respect to the Securities and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Securities and has independently and without reliance upon either Sub or Parent and based on such information as Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Stockholder acknowledges that neither Sub nor Parent has made and neither makes any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Stockholder acknowledges that the agreements contained herein with respect to the Securities held by Stockholder are irrevocable (prior to the Termination Date), and that Stockholder shall have no recourse to the Securities, Parent or Sub, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement.

2.5 No Setoff. The Stockholder has no liability or obligation related to or in connection with the Securities other than the obligations to Parent and Sub as set forth in this Agreement.

2.6 No Amounts Payable to Stockholder. Except as disclosed in the Merger Agreement or Schedule 2.6 of this Agreement, there are no amounts due or payable by the Company or any Company Subsidiary to the Stockholder or any of its affiliates or associates in connection with the transactions contemplated by the Merger Agreement or this Agreement or otherwise (other than any payments required under the Merger Agreement solely in exchange for equity securities of the Company or payments, if any, to be made pursuant to Plans disclosed in the Company Disclosure Schedule).

3. Representations and Warranties of Parent and Sub. Parent and Sub hereby represent and warrant to Stockholder, as of the date hereof that:

3.1 Authorization. Parent and Sub have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Parent and Sub have duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

3.2 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate, or cause a breach of or default under, any contract or agreement, any statute or law, or any judgment, decree, order, regulation or rule of any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity or any arbitration award binding upon Parent or Sub, except for such violations, breaches or defaults which are not reasonably likely to have a material adverse effect on either Parent’s or Sub’s ability to satisfy its obligations under this Agreement.

4. Survival of Representations and Warranties. The respective representations and warranties of Stockholder, Parent and Sub contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto.

5. Specific Performance. Stockholder acknowledges that Sub and Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder which are contained in this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available to Sub and Parent upon the breach by Stockholder of such covenants and agreements, Sub and Parent shall have the right to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements.

6. Miscellaneous.

6.1 Term. [Chief Executive Officer only: Except for the obligations set forth in Section 1.9 hereof, which obligations survive for the period set forth in Section 1.9,] this

Agreement and all obligations hereunder shall terminate upon the earlier of (a) the Effective Time, (b) the Outside Date (as defined in the Merger Agreement), (c) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount and form of consideration payable thereunder to the Stockholder, and (d) the termination of the Merger Agreement pursuant to Section 8.1 thereof (the earliest of (a), (b), (c) and (d), the “Termination Date”). Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 6.1 shall relieve any party from liability for any willful breach of this Agreement prior to termination hereof, and (ii) the provisions of this Article 6 shall survive any termination of this Agreement.

6.2 Capacity as a Stockholder; Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) the Stockholder makes no agreement or understanding herein in any capacity other than in the Stockholder’s capacity as a record holder and beneficial owner of Securities, and not in such Stockholder’s capacity as a director, officer or employee of the Company or any of Company Subsidiaries or in such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust, and (b) nothing herein will be construed to limit or affect any action or inaction by the Stockholder or any Representative of the Stockholder, as applicable, serving on the Company Board of Directors or on the board of directors of any Company Subsidiary or as an officer or fiduciary of the Company, any Company Subsidiary or any employee benefit plan or trust, acting in such person’s capacity as a director, officer, trustee and/or fiduciary.

6.3 Expenses. Each of the parties hereto shall pay its own expenses incurred in connection with this Agreement. Each of the parties hereto warrants and covenants to the others that it will bear all claims for brokerage fees attributable to action taken by it.

6.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective representatives and permitted successors and assigns.

6.5 Entire Agreement. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties hereto.

6.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.7 Assignment. Without limitation to Section 1.1, this Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that each of Parent and Sub may freely assign its rights to another direct or indirect wholly owned subsidiary of Parent or Sub without such prior written approval but no such assignment shall relieve Parent or Sub of any of its obligations hereunder; and provided, further, that in connection with any assignment under this Section 6.7 that would increase the amount, if any, required to be deducted or withheld from amounts payable or otherwise deliverable pursuant to this Agreement to Stockholder under the Tax Law of a jurisdiction outside the United States, such assignment shall be null and void unless Parent, Sub and the applicable assignee specifically agree that the last sentence of Section 1.6(d) shall also apply with respect to such increase such that Stockholder shall receive the same amount that would otherwise have been received if no such assignment been made. Any purported assignment requiring consent without such consent shall be void.

6.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.

6.9 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or by electronic mail, or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a) if to Parent or Sub, to:

c/o Covidien 15 Hampshire Street Mansfield, MA 02048 Attn: Vice President – Chief Mergers & Acquisitions Counsel Email: matthew.nicolella@covidien.com
Telephone:	(508) 261-8044
Facsimile:	(508) 261-8544

with a copy to:

Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Attn: Keith F. Higgins Email: keith.higgins@ropesgray.com
Telephone:	(617) 951-7386
Facsimile:	(617) 235-0053

(b) If to Stockholder, to the addresses indicated on Schedule I hereto.

Any party may by notice given in accordance with this Section 6.9 to the other parties to designate updated information for notices hereunder.

6.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without regard to its principles of conflicts of Laws.

6.11 Enforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will, subject to Section 1.9(d), negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible and, absent agreement among the parties, a court is authorized to so modify this Agreement. Without limiting the foregoing, the covenants contained herein shall be construed as separate covenants, covering their respective subject matters, with respect to each of the separate cities, counties and states of the United States, and each other country, and political subdivision thereof, in which any of the Company or its successors now transacts any business.

6.12 Further Assurances. From time to time, at Parent’s request and without further consideration, Stockholder shall execute and deliver to Parent such documents and take such action as Parent may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in Parent good, valid and marketable title to the Securities, including, but not limited to, using its best efforts to cause the appropriate transfer agent or registrar to transfer of record the Securities.

6.13 Remedies Not Exclusive. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

6.14 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.15 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board of Directors has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s certificate of incorporation, the possible acquisition of the Shares by Parent and Sub pursuant to the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

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IN WITNESS WHEREOF, Parent, Sub and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

COVIDIEN GROUP S.A.R.L.

By:
Name:
Title:

COVIDIEN DELAWARE CORP.

By:
Name:
Title:

STOCKHOLDER:

Name:

STOCKHOLDER’S SPOUSE:

Name:

Annex III

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VNUS MEDICAL TECHNOLOGIES, INC.

* * * * *

1. The name of the corporation is: VNUS Medical Technologies, Inc.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business or purposes to be conducted or promoted is:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware

4. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share, amounting in the aggregate to One Hundred Dollars ($100.00). Each share of Common Stock shall be entitled to one vote.

5. The corporation is to have perpetual existence.

6. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

To make, alter or repeal the by-laws of the corporation.

7. Elections of directors need not be by written ballot unless the by-laws of the corporation shall provide.

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

8. The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9. This corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this corporation or while a director or officer is or was serving at the request of this corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person unless such action, suit, proceeding, claim or counterclaim was authorized in the specific case by the board of directors of the corporation. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this paragraph 8 shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this paragraph 8 shall not adversely affect any right or protection of a director or officer of this corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

10. A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the General Corporation Law of the State of Delaware as in effect at the time such liability is determined. No amendment or repeal of this paragraph 10 shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

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